SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of May 2011

Commission File Number 0-16174

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

(Translation of registrant’s name into English)

5 Basel Street, P.O. Box 3190

Petach Tikva 49131 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Exhibits

As listed below, attached as Exhibit 101 to this Report on Form 6-K is certain information contained in this Report on Form 6-K of Teva Pharmaceutical Industries Limited relating to the three months ended March 31, 2011, formatted in XBRL (Extensible Business Reporting Language). Users of this data are advised, in accordance with Rule 406T of Regulation S-T promulgated by the Securities and Exchange Commission, that this Interactive Data File is deemed not filed or part of a registration statement or prospectus for purposes of sections 11 or 12 of the Securities Act of 1933, is deemed not filed for purposes of section 18 of the Securities Exchange Act of 1934, and otherwise is not subject to liability under these sections.

Exhibit No.	Description

EX-101.INS	XBRL Taxonomy Instance Document

EX-101.SCH	XBRL Taxonomy Extension Schema Document

EX-101.CAL	XBRL Taxonomy Calculation Linkbase Document

EX-101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

EX-101.LAB	XBRL Taxonomy Label Linkbase Document

EX-101.PRE	XBRL Taxonomy Presentation Linkbase Document

INTRODUCTION AND USE OF CERTAIN TERMS

Unless otherwise indicated or the context otherwise requires, all references to the “Company,” “we,” “our” and “Teva” refer to Teva Pharmaceutical Industries Limited and its subsidiaries. References to “U.S. dollars,” “U.S.$” and “$” are to the lawful currency of the United States of America, and references to “NIS” are to new Israeli shekels. Market share data is based on information provided by IMS Health Inc., a leading provider of market research to the pharmaceutical industry (“IMS”), unless otherwise stated.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

CONSOLIDATED STATEMENTS OF INCOME

(U.S. dollars in millions, except share and per share data)

(Unaudited)

	Three months ended March 31,
	2011	2010
Net sales	$4,080	$3,653
Cost of sales	1,892	1,640

Gross profit	2,188	2,013
Research and development expenses – net	239	207
Selling and marketing expenses	832	752
General and administrative expenses	221	182
Legal settlements, acquisition and restructuring expenses and impairment	29	34
Purchase of research and development in process	—	4

Operating income	867	834
Financial expenses – net	38	27

Income before income taxes	829	807
Provision for income taxes	49	85

	780	722
Share in losses of associated companies – net	15	8

Net income	765	714
Net income attributable to non-controlling interests	4	1

Net income attributable to Teva	$761	$713

Earnings per share attributable to Teva:
Basic	$0.85	$0.80

Diluted	$0.84	$0.79

Weighted average number of shares (in millions):
Basic	897	892

Diluted	902	921

The accompanying notes are an integral part of the condensed financial statements.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in millions)

	March 31, 2011	December 31, 2010
	Unaudited	Audited
ASSETS
Current assets:
Cash and cash equivalents	$721	$1,248
Short-term investments	27	36
Accounts receivable	5,576	5,476
Inventories	4,225	3,866
Deferred taxes and other current assets	1,503	1,416

Total current assets	12,052	12,042
Long-term investments and receivables	671	632
Deferred taxes, deferred charges and other assets	27	138
Property, plant and equipment, net	4,591	4,357
Identifiable intangible assets, net	6,112	5,751
Goodwill	15,800	15,232

Total assets	$39,253	$38,152

LIABILITIES AND EQUITY
Current liabilities:
Short-term debt and current maturities of long term liabilities	$1,341	$1,432
Convertible senior debentures - short term	536	1,339
Sales reserves and allowances	3,580	3,403
Accounts payable and accruals	2,370	2,467
Other current liabilities	1,058	1,053

Total current liabilities	8,885	9,694
Long-term liabilities:
Deferred income taxes	1,332	1,348
Other taxes and long term payables	809	777
Employee related obligations	217	221
Senior notes and loans	4,877	4,097
Convertible senior debentures - long term	—	13

Total long term liabilities	7,235	6,456

Contingencies, see note 14
Total liabilities	16,120	16,150

Equity:
Teva shareholders’ equity:
Ordinary shares as of March 31, 2011 and December 31, 2010: authorized 2,500 million shares; issued 940 million shares and 937 million shares, respectively	49	49
Additional paid-in capital	13,303	13,246
Retained earnings	9,882	9,325
Accumulated other comprehensive income	1,262	350
Treasury shares as of March 31, 2011 and December 31, 2010 — 48 million ordinary shares and 40 million ordinary shares, respectively	(1,423)	(1,023)

	23,073	21,947

Non-controlling interests	60	55

Total equity	23,133	22,002

Total liabilities and equity	$39,253	$38,152

The accompanying notes are an integral part of the condensed financial statements.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOW

(U.S. dollars in millions)

(Unaudited)

	Three months ended March 31,
	2011	2010
Operating activities:
Net income	$765	$714
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	266	235
Profit from sale of long lived assets and investments	(59)	(24)
Deferred income taxes – net and uncertain tax positions	(50)	—
Increase in working capital items	(23)	(85)
Stock-based compensation	23	18
Impairment of long lived assets	11	—
Purchase of research and development in process	—	4
Other items – net	(33)	24

Net cash provided by operating activities	900	886

Investing activities:
Acquisitions of subsidiaries, net of cash acquired	(446)	—
Purchase of property, plant and equipment	(234)	(165)
Proceeds from sale of long lived assets and investments	85	68
Purchase of investments and other assets	(71)	(221)
Other items – net	(10)	(10)

Net cash used in investing activities	(676)	(328)

Financing activities:
Redemption of convertible debentures	(814)	—
Proceeds from senior notes, net of issuance costs of $2 million	748	—
Purchase of treasury shares	(400)	—
Dividends paid	(203)	(165)
Net decrease in short-term credit	(102)	(18)
Repayment of long-term loans and other long-term liabilities	(25)	(72)
Proceeds from exercise of options by employees	23	72
Other items – net	3	8

Net cash used in financing activities	(770)	(175)

Translation adjustment on cash and cash equivalents	19	(22)

Net increase (decrease) in cash and cash equivalents	(527)	361
Balance of cash and cash equivalents at beginning of period	1,248	1,995

Balance of cash and cash equivalents at end of period	$721	$2,356

Supplemental disclosure of non-cash financing activities:

During the three months ended March 31, 2011 and 2010, $7 million and $58 million, respectively, principal amount of convertible senior debentures was converted into approximately 0.2 million and 1.6 million Teva shares.

The accompanying notes are an integral part of the condensed financial statements.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes To Condensed Consolidated Financial Statements

(Unaudited)

NOTE 1 – Basis of presentation:

The accompanying unaudited condensed consolidated financial statements have been prepared on the same basis as the annual consolidated financial statements. In the opinion of management, the financial statements reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly the financial position and results of operations of Teva Pharmaceutical Industries Limited (“Teva” or the “Company”). These consolidated financial statements and notes thereto are unaudited and should be read in conjunction with the Company’s audited financial statements included in its Annual Report on Form 20-F for the year ended December 31, 2010, as filed with the Securities and Exchange Commission. The results of operations for the three months ended March 31, 2011 are not necessarily indicative of results that could be expected for the entire fiscal year.

NOTE 2 – Certain transactions:

a. Ratiopharm acquisition

On August 10, 2010, Teva acquired Merckle ratiopharm Group (“ratiopharm”), for a total cash consideration of $5.2 billion. The transaction was accounted for as a business combination. Ratiopharm’s results of operations were included in Teva’s consolidated financial statements commencing August 2010.

The cash consideration was financed through Teva’s internal resources, the issuance of $2.5 billion in senior notes and credit lines, including credit agreements for an aggregate amount of $1.5 billion, of which $1.2 billion has been repaid through March 31, 2011.

The appraisals of the fair value of assets acquired and liability assumed and resulting goodwill is anticipated to be finalized no later than July 2011. No significant adjustments are expected.

During the first quarter of 2011, no significant adjustments were recorded.

b. Laboratoire Theramex acquisition

On January 5, 2011, Teva completed the acquisition of Theramex, Merck KGaA’s European-based women’s health business, for €267 million in cash (approximately $355 million) and certain limited performance-based milestone payments.

Theramex has a broad portfolio of women’s health and gynecology products sold in over 50 countries, primarily France and Italy. Theramex’s pipeline includes NOMAC/E2, a new oral contraceptive based on natural estrogens, which has successfully completed phase III studies and was submitted for approval in Europe.

While Teva is currently evaluating the fair value of assets acquired and liabilities assumed in the acquisition, there are no material adjustments expected.

c. Corporación Infarmasa acquisition

On January 26, 2011, Teva acquired Corporación Infarmasa (“Infarmasa”), a top ten pharmaceutical company in Peru, from The Rohatyn Group and Altra Investments.

Infarmasa manufactures and commercializes branded and unbranded generic drugs, primarily corticosteroids, antihistamines, analgesics and antibiotics. Infarmasa’s product offerings will greatly enhance Teva’s portfolio in the market, especially in the area of antibiotics, where Infarmasa has the leading brand in Peru.

While Teva is currently evaluating the fair value of assets acquired and liabilities assumed in the acquisition, there are no material adjustments expected.

d. Consumer health care partnership with Procter & Gamble

On March 24, 2011, Teva and The Procter & Gamble Company (“P&G”) announced the signing of a master agreement to create a consumer health care partnership that will combine the companies’ over-the-counter pharmaceutical businesses (“OTC”) in markets outside North America.

As part of the partnership, Teva will manufacture products to supply the joint venture’s markets as well as P&G’s existing North American OTC business.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes To Condensed Consolidated Financial Statements – (Continued)

(Unaudited)

The transaction is expected to close in the fall of 2011, subject to the negotiation and execution of definitive documentation and the receipt of required regulatory approvals.

e. Termination of agreement

In April 2008, Teva assumed the U.S. and Canadian distribution of Copaxone® from Sanofi-Aventis. Under the terms of the distribution agreements with Sanofi-Aventis, Sanofi-Aventis was entitled to payment by Teva of previously agreed-upon termination consideration of 25% of the in-market sales of Copaxone® in the U.S. and Canada for an additional two-year period, which ended on April 1, 2010. As of that date, Teva recorded all profits of Copaxone® for the U.S. and Canada.

Teva has an additional agreement with Sanofi-Aventis for the marketing of Copaxone® in Europe and other markets. Copaxone® is co-promoted with Sanofi-Aventis in Germany, France, Spain, the Netherlands and Belgium, and is marketed solely by Sanofi-Aventis in certain other European markets, Australia and New Zealand. In 2010, we assumed the distribution and marketing responsibilities for Copaxone® in the U.K., the Czech Republic and Poland. By 2012, we expect to assume the marketing responsibilities for Copaxone® in all European countries. Upon termination, Sanofi-Aventis will be entitled to an agreed-upon termination consideration of 6% of the in-market sales of Copaxone® in the applicable countries for an additional two-year period. Although we expect to record higher revenues as a result of this change, we will also become responsible for certain marketing and administrative expenses, which will no longer be shared with Sanofi-Aventis.

f. Subsequent event

On May 1, 2011, we entered into a definitive merger agreement to acquire Cephalon Inc. (“Cephalon”) for approximately $6.8 billion in cash. Cephalon is a global biopharmaceutical company with a strong marketed portfolio and pipeline of branded products. The acquisition will diversify Teva’s branded portfolio and is expected to enhance Teva’s late-stage innovative pipeline. Subject to regulatory approval and the approval of Cephalon’s stockholders, the transaction is expected to be completed in the third quarter of 2011.

NOTE 3 – Issuance of senior notes:

In March 2011, a finance subsidiary of the Company issued an aggregate of $750 million principal amount of senior notes as described in the table below. All such notes are guaranteed by Teva.

Issuer	Annual interest rate	Principal amount issued	Due
	%	(U.S. $ in millions)
Teva Pharmaceutical Finance III, B.V.	LIBOR plus 0.5	$500	March 2014

Teva Pharmaceutical Finance III, B.V. *	1.70	$250	March 2014

*	In March 2011, the Company entered into interest rate swap agreements with respect to these notes (see note 11).

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes To Condensed Consolidated Financial Statements – (Continued)

(Unaudited)

NOTE 4 – Inventories:

Inventories consisted of the following:

	March 31, 2011	December 31, 2010
	U.S. $ in millions
	Unaudited	Audited
Finished products	$2,152	$1,948
Raw and packaging materials	1,324	1,237
Products in process	629	579

	4,105	3,764
Materials in transit and payments on account	120	102

	$4,225	$3,866

NOTE 5 – Convertible senior debentures:

During the three months ended March 31, 2011, convertible senior debentures were redeemed or converted as follows:

	Three months ended March 31, 2011
	Principal amount redeemed/converted	Number of shares converted into
	(U.S. $ in millions)	(In millions)
1.75% convertible senior debentures due 2026	$814	1.2
0.25% convertible senior debentures due 2024	5	0.1
0.5% convertible senior debentures due 2024	2	0.1
0.25% convertible senior debentures due 2026	*	*

	$821	1.4

*	Less than $0.5 million of principal amount was converted into less than 0.05 million shares.

Convertible senior debentures are classified in the balance sheet based on their earliest future date of settlement in cash at the holders’ option, or management’s intention to redeem the debentures if earlier.

The balances under convertible senior debentures classified as short-term and long-term were as follows:

	Balance under convertible senior debentures - long term		Balance under convertible senior debentures - short term
	March 31, 2011	December 31, 2010	March 31, 2011	December 31, 2010
	U.S. $ in millions		U.S. $ in millions
	Unaudited	Audited	Unaudited	Audited
0.5% convertible senior debentures due 2024	$—	$3	$1	$—
0.25% convertible senior debentures due 2024	—	10	5	—
0.25% convertible senior debentures due 2026 *	—	—	530	530
1.75% convertible senior debentures due 2026 **	—	—	—	809

	$—	$13	$536	$1,339

*	These convertible senior debentures due 2026 include a “net share settlement” feature according to which the principal of the debentures will be paid in cash and in the case of conversion, only the residual conversion value above the principal will be paid in Teva shares. Due to the “net share settlement” feature, these convertible senior debentures are classified under convertible senior debentures-short term.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes To Condensed Consolidated Financial Statements – (Continued)

(Unaudited)

**	On February 1, 2011, these convertible senior debentures were redeemed and/or converted for an aggregate of $814 million and 1.2 million Teva shares.

NOTE 6 – Earnings per share:

Basic earnings per share is computed by dividing net income attributable to Teva by the weighted average number of ordinary shares outstanding during the period, net of treasury shares.

In computing diluted earnings per share for the three months ended March 31, 2011 and 2010, basic earnings per share was adjusted to take into account the potential dilution that could occur upon: (i) the exercise of options and non-vested restricted stock units (“RSUs”) granted under employee stock compensation plans and one series of convertible senior debentures, using the treasury stock method; and (ii) the conversion of the remaining convertible senior debentures using the “if-converted” method, by adding to net income interest expense on the debentures and amortization of issuance costs, net of tax benefits, and by adding the weighted average number of shares issuable upon assumed conversion of the debentures.

In computing diluted earnings per share for the three months ended March 31, 2011, no account was taken of the potential dilution of the 1.75% convertible senior debentures due 2026, amounting to 2 million weighted average shares, since they had an anti-dilutive effect on earnings per share.

The net income and the weighted average number of shares used in the computation of basic and diluted earnings per share for the three months ended March 31, 2011 and 2010 are as follows:

	Three months ended March 31,
	2011	2010
	(in millions)
Net income attributable to Teva	$761	$713
Interest expense on convertible senior debentures, and issuance costs, net of tax benefits	—	11

Net income used for the computation of diluted earnings per share	$761	$724

Weighted average number of shares used in the computation of basic earnings per share	897	892
Add:
Additional shares from the assumed exercise of employee stock options and unvested RSUs	3	8
Weighted average number of additional shares issued upon the assumed conversion of convertible senior debentures	2	21

Weighted average number of shares used in the computation of diluted earnings per share	902	921

NOTE 7 – Revenue recognition:

The Company recognizes revenues from product sales, including sales to distributors when persuasive evidence of an arrangement exists, delivery has occurred, the selling price is fixed or determinable and collectability is reasonably assured. This generally occurs when products are shipped and title and risk and rewards for the products are transferred to the customer.

Revenues from product sales, are recorded net of provisions for estimated chargebacks, rebates, returns, cash discounts and other deductions, such as shelf stock adjustments, which can be reasonably estimated. When sales provisions are not considered reasonable estimable by Teva, the revenue is deferred to a future period when more information is available to evaluate the impact.

Provisions for chargebacks, rebates including Medicaid and other governmental program discounts, including those required by the U.S. health care reform, rebates and other promotional items, such as shelf stock adjustments, are included in “sales reserves and allowances” under “current liabilities”. These provisions are recognized concurrently with the sales of products. Provisions for doubtful debts and prompt payment discounts are netted against “Accounts receivable.”

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes To Condensed Consolidated Financial Statements – (Continued)

(Unaudited)

Calculations for these deductions from sales are based on historical experience and the specific terms in the individual agreements. Chargebacks and rebates are the largest components of sales reserves and allowances. Provisions for estimating chargebacks are determined using historical chargeback experience, or expected chargeback levels and wholesaler sales information for new products, which are compared to externally obtained distribution channel reports for reasonableness. Rebates are recognized based on contractual obligations in place at the time of sales with consideration given to relevant factors that may affect the payment as well as historical experience for estimated market activity. Shelf-stock adjustments are granted to customers based on the existing inventory of a customer following decreases in the invoice or contract price of the related product and are estimated based on expected market performance. Teva records a reserve for estimated sales returns by applying historical experience of customer returns to the amounts invoiced and the amount of returned products to be destroyed versus products that can be placed back in inventory for resale.

NOTE 8 – Equity:

a. Comprehensive income

Comprehensive income is as follows:

	Three months ended March 31,
	U.S. $ in millions
	2011	2010
Net income	$765	$714
Other comprehensive income (loss), net of tax:
Currency translation adjustment, net of tax	943	(322)
Unrealized loss on derivative financial instruments	(31)	—
Other	—	47

Total comprehensive income	1,677	439
Comprehensive income attributable to the non-controlling interests	(4)	(1)

Comprehensive income attributable to Teva	$1,673	$438

b. Share Repurchase Program

In December 2010, Teva’s Board of Directors authorized the Company to repurchase up to an aggregate of $1 billion of its ordinary shares/ADSs over a period of 12 months.

During the three months ended March 31, 2011, Teva spent approximately $400 million to repurchase approximately 7.9 million of its shares.

NOTE 9 – Entity-wide disclosures:

Net sales by geographic area were as follows:

	Three months ended March 31,
	U.S. $ in millions
	2011	2010
North America	$2,064	$2,309
Europe	1,344	812
International markets	672	532

	$4,080	$3,653

NOTE 10 – Fair value measurement:

The Company measures fair value and discloses fair value measurements for financial assets and liabilities. Fair value is based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes To Condensed Consolidated Financial Statements – (Continued)

(Unaudited)

The accounting standard establishes a fair value hierarchy that prioritizes observable and unobservable inputs used to measure fair value into three broad levels, which are described below:

Level 1: Quoted prices (unadjusted) in active markets that are accessible at the measurement date for assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

Level 2: Observable prices that are based on inputs not quoted on active markets, but corroborated by market data.

Level 3: Unobservable inputs are used when little or no market data is available. The fair value hierarchy gives the lowest priority to Level 3 inputs.

In determining fair value, the Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible and considers counterparty credit risk in its assessment of fair value.

Financial items carried at fair value as of March 31, 2011 and December 31, 2010 are classified in the tables below in one of the three categories described above:

	March 31, 2011
	U.S. $ in millions
	Level 1	Level 2	Level 3	Total
Cash and cash equivalents:
Money markets	$96	$—	$—	$96
Cash deposits and other	625	—	—	625
Marketable securities*:
Auction rate securities	—	—	55	55
Collateral debt obligations	9	—	1	10
Equity securities	123	—	—	123
Structured investment vehicles	—	132	—	132
Other	12	—	—	12
Derivatives **:
Liabilities derivatives - mainly options and forward contracts	—	(14)	—	(14)
Interest rate and cross-currency swaps (liabilities)	—	(108)	—	(108)
Asset derivatives - mainly options and forward contracts	—	45	—	45
Interest rate swaps (assets)	—	1	—	1

Total	$865	$56	$56	$977

	December 31, 2010
	U.S. $ in millions
	Level 1	Level 2	Level 3	Total
Cash and cash equivalents:
Money markets	$389	$—	$—	$389
Cash deposits and other	859	—	—	859
Marketable securities*:
Auction rate securities	—	—	77	77
Collateral debt obligations	9	—	1	10
Equity securities	109	—	—	109
Structured investment vehicles	—	82	—	82
Other - mainly debt securities	23	—	—	23
Derivatives **:
Liabilities derivatives - mainly options and forward contracts	—	(16)	—	(16)
Interest rate and cross-currency swaps (liabilities)	—	(70)	—	(70)
Assets derivatives - mainly options and forward contracts	—	17	—	17

Total	$1,389	$13	$78	$1,480

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes To Condensed Consolidated Financial Statements – (Continued)

(Unaudited)

*	Marketable securities consist mainly of debt securities classified as available-for-sale and are recorded at fair value. The fair value of quoted securities is based on current market value (Level 1 input) or observable prices (Level 2 input). When securities do not have an active market or observable prices, fair value is determined using a valuation model (Level 3 input). This model is based on reference to other instruments with similar characteristics, or a discounted cash flow analysis, or other pricing models making use of market inputs and relying as little as possible on entity-specific inputs.
**	Derivatives primarily represent foreign currency and option contracts and interest rate swaps which are valued primarily based on observable inputs including interest rate curves and both forward and spot prices for currencies.

The following table summarizes the activity for those financial assets where fair value measurements are estimated utilizing Level 3 inputs:

	March, 31	December, 31
	2011	2010
	U.S. $ in millions
Carrying value at the beginning of the period	$78	$76
Amount realized	(33)	(9)
Net change to fair value:
Included in earnings - financial income	11	7
Included in other comprehensive income	—	4

Carrying value at the end of the period	$56	$78

Teva’s financial instruments consist mainly of cash and cash equivalents, marketable securities, current and non-current receivables, short-term credit, accounts payable and accruals, long-term loans and other long-term senior notes and loans, convertible senior debentures and derivatives.

The fair value of the financial instruments included in working capital and non-current receivables is usually identical or close to their carrying value. The fair value of long-term bank loans and senior notes also approximates their carrying value, since they bear interest at rates close to the prevailing market rates. The fair value of the senior notes and the interest rate and cross currency swap agreements included under long-term liabilities amounted to $5,013 million and $4,289 million at March 31, 2011 and December 31, 2010, respectively, based on quoted market values and prevailing market rates. The fair value of interest rate swap agreements included under long term investments and receivables amounted to $1 million at March 31, 2011.

The fair values and the carrying amounts of derivatives and convertible senior debentures with an earliest date of redemption within 12 months are assets of $45 million and $17 million (derivatives) and liabilities of $616 million and $1,232 million (convertible senior debentures and derivatives) at March 31, 2011 and December 31, 2010, respectively. The fair value of derivatives generally reflects the estimated amounts that Teva would receive or pay to terminate the contracts at the reporting dates.

Changes in fair value of available for sale securities, net of taxes, are reflected in other comprehensive income. Unrealized losses considered to be temporary are reflected in other comprehensive income; unrealized losses that are considered to be other-than-temporary are charged to income as an impairment charge. At March 31, 2011 and December 31, 2010, the credit loss was $226 million and $266 million, respectively.

NOTE 11 – Derivative instruments and hedging activities:

a. Interest rate and cross-currency swaps

During the first quarter of 2011, the Company entered into swap agreements with respect to its $250 million principal amount of 1.70% senior notes due 2014. The purpose of these interest rate swap agreements was to change the interest rate from fixed to floating rate. As a result of these agreements, Teva is currently paying an effective interest rate of three months LIBOR plus an average 0.39% on the $250 million principal amount, as compared to the stated 1.70% fixed rate.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes To Condensed Consolidated Financial Statements – (Continued)

(Unaudited)

During the second quarter of 2010, the Company entered into swap agreements with respect to its $1 billion principal amount of 3.00% senior notes due 2015. The purpose of these interest rate and cross-currency swap agreements was to convert the notes’ denomination from dollars to euros. As a result of these agreements, Teva pays a fixed rate of 2.36% on the euro principal amount, as compared to the stated 3.00% fixed rate on the dollar principal amount.

The above transactions qualify for hedge accounting.

b. Derivative instrument disclosure

The fair value of derivative instruments consists of:

a.	Asset derivatives, comprising interest rate swap agreements, designated as hedging instruments. These are reported under long-term investments and receivables, and the fair value amounted to $1 million at March 31, 2011.

b.	Asset derivatives, comprising primarily foreign exchange contracts, not designated as hedging instruments for accounting purposes. These are reported under deferred taxes and other current assets, and the fair value amounted to $45 million and $17 million at March 31, 2011 and December 31, 2010, respectively.

c.	Liability derivatives, comprising interest rate and cross currency swap agreements, designated as hedging instruments. These are reported under senior notes and loans, and the fair value amounted to $108 million and $70 million at March 31, 2011 and December 31, 2010, respectively.

d.	Liability derivatives, comprising foreign exchange contracts, not designated as hedging instruments for accounting purposes. These are reported under accounts payable, and the fair value amounted to $14 million and $16 million at March 31, 2011 and December 31, 2010, respectively.

Derivatives on foreign exchange contracts hedge Teva’s balance sheet items from currency exposure but are not designated as hedging instruments for accounting purposes. With respect to such derivatives, gains of $50 million and losses of $38 million were recognized under financial expenses—net for the three months ended March 31, 2011 and 2010, respectively. Such losses offset the revaluation of the balance sheet items also booked under financial expenses—net.

With respect to the interest rate and cross-currency swap agreements, gains of $5 million and $4 million were recognized under financial expenses—net for the three months ended March 31, 2011 and 2010, respectively. Such gains mainly reflect the differences between the fixed interest rate and the floating interest rate.

NOTE 12 – Recently adopted and issued accounting pronouncements:

In December 2010, the FASB issued amendments to the disclosure of pro forma information for business combinations. These amendments are effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. The amendments clarify the acquisition date that should be used for reporting the pro forma financial information disclosures when comparative financial statements are presented. The amendments also improve the usefulness of the pro forma revenue

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and earnings disclosures by requiring a description of the nature and amount of material, nonrecurring pro forma adjustments that are directly attributable to the business combination(s). Teva believes that the adoption will not have a material impact on its consolidated financial statements.

In December 2010, the FASB issued a clarification of the accounting treatment of fees paid to the federal government by pharmaceutical manufacturers. These amendments were effective on January 1, 2011, when the fee initially became effective. According to the clarification, these fees are recorded as an operating expense in the consolidated financial statements of income. Implementing this clarification did not have a material effect on our consolidated financial statements.

In October 2009, the FASB issued amendments to the accounting and disclosure for revenue recognition. These amendments, effective for fiscal years beginning on or after June 15, 2010, modify the criteria for recognizing revenue in multiple element arrangements and require companies to develop a best estimate of the selling price to separate deliverables and allocate arrangement consideration using the relative selling price method. Additionally, the amendments eliminate the residual method for allocating arrangement considerations. The provisions of the amendment were adopted January 1, 2011, with no significant impact on our consolidated financial statements.

NOTE 13 – Legal settlements, acquisition and restructuring expenses and impairment:

Legal settlements, acquisition and restructuring expenses and impairment consisted of the following:

	Three months ended March 31,
	U.S. $ in millions
	2011	2010
Restructuring expenses	$21	$2
Impairment of long-lived assets	11	—
Legal settlements expenses (income)	(4)	17
Acquisition expenses	1	15

Total	$29	$34

NOTE 14 – Contingencies:

General

From time to time, Teva and its subsidiaries are subject to legal claims for damages and/or equitable relief arising in the ordinary course of business. In addition, as described below, in large part as a result of the nature of its business, Teva is frequently subject to patent litigation. Teva believes it has meritorious defenses to the actions to which it is a party and vigorously pursues the defense or settlement of each such action, including those described below. Based upon the status of these cases, management’s assessment of the likelihood of damages, the potential exposure involved relative to insurance coverage (if any) and the advice of counsel, no provision has been made in Teva’s financial statements for any of such actions except as otherwise noted below.

Teva records a provision to the extent that it concludes that a contingent liability is probable and the amount thereof is estimable. Because litigation outcomes and contingencies are unpredictable, and because excessive verdicts can occur, these assessments involve complex judgments about future events and can rely heavily on estimates and assumptions. Based on currently available information, Teva believes that none of the proceedings described below is likely to have a material adverse effect on its financial condition. However, if one or more of such proceedings were to result in final judgments against Teva, such judgments could be material to its results of operations and cash flow in a given period. In addition, Teva may incur significant legal and related expenses in the course of defending its positions even if the facts and circumstances of a particular litigation do not give rise to a provision in the financial statements.

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From time to time, Teva seeks to develop generic products for sale prior to patent expiration in various territories. In the United States, to obtain approval for most generic products prior to the expiration of the originator’s patent(s), Teva must challenge the patent(s) under the procedures set forth in the Hatch-Waxman Act of 1984, as amended by the Medicare Prescription Drug Improvement and Modernization Act of 2003. To the extent that it seeks to utilize such patent challenge procedures, Teva is and expects to be involved in patent litigation regarding the validity, enforceability or infringement of the originator’s patent(s). Teva may also be involved in patent litigation involving the extent to which alternate manufacturing process techniques may infringe originator or third-party process patents.

Additionally, depending upon a complex analysis of a variety of legal and commercial factors, Teva may, in certain circumstances, elect to market a generic product even though litigation is still pending. This could be before any court decision is rendered or while an appeal of a lower court decision is pending. To the extent Teva elects to proceed in this manner, it could face substantial liability for patent infringement if the final court decision is adverse to Teva. Although Teva currently has insurance coverage for certain types of damages for patent infringement, a claim for coverage may be subject to a deductible, involve a co-insurance participation, exceed policy limits or be ultimately found to relate to damages that are not covered by Teva’s policy. Except as described below, Teva does not have a reasonable basis to estimate the loss, or range of loss, that is reasonably possible with respect to such patent infringement cases. However, if Teva were to be required to pay damages in any such case, courts would generally calculate the amount of any such damages based on a reasonable royalty or lost profits of the patentee. If damages were based on a reasonable royalty, the amount would be related to a percentage of the sales of Teva’s generic product. If damages were determined based on lost profits, the amount would be related to the sales of the branded product. All such sales figures given below are based on IMS data. In addition, the launch of an authorized generic and other generic competition may be relevant to the damages estimation. Except as otherwise noted, all of the litigation matters disclosed below involve claims arising in the U.S. Although the legislation concerning generic pharmaceuticals, as well as patent law, is different in countries other than the U.S. where Teva does business, from time to time Teva is also involved in litigation regarding corresponding patents in those countries.

Teva’s business inherently exposes it to potential product liability claims. As Teva’s portfolio of available products continues to expand, the number of product liability claims asserted against Teva has increased. Teva believes that it maintains product liability insurance coverage in amounts and with terms that are reasonable and prudent in light of its business and related risks. However, Teva sells, and will continue to sell, pharmaceutical products that are not covered by insurance; in addition, it may be subject to claims for which insurance coverage is denied as well as claims that exceed its policy limits. Product liability coverage for pharmaceutical companies is becoming more expensive and increasingly difficult to obtain. As a result, Teva may not be able to obtain the type and amount of coverage it desires.

In connection with third-party agreements, Teva may under certain circumstances be required to indemnify, and may be indemnified by, in unspecified amounts, the parties to such agreements against third-party claims.

Intellectual Property Matters

In October 2004, Alpharma and Teva launched their 100 mg, 300 mg and 400 mg gabapentin capsule products and, in December 2004, Alpharma and Teva launched their 600 mg and 800 mg gabapentin tablet products. Gabapentin capsules and tablets are the AB-rated generic versions of Pfizer’s anticonvulsant Neurontin® capsules and tablets, which had annual sales of approximately $2.7 billion for the twelve months ended September 2004. Teva’s subsidiary IVAX Pharmaceuticals, Inc. (“IVAX”) also launched its non-AB rated tablets in August 2004 and its AB-rated capsules and tablets in March and April 2005, respectively. In August 2005, the United States District Court for the District of New Jersey granted summary judgment in favor of Teva, Alpharma and IVAX. In September 2007, the Court of Appeals for the Federal Circuit (the “Federal Circuit”) reversed the summary judgment decision and remanded the case for further proceedings. On April 5, 2011, the District Court denied Teva’s motion for summary judgment, in which Teva had asserted that Pfizer should be precluded from claiming lost profits damages and should instead be limited to seeking a reasonable royalty. Teva intends to present additional arguments at trial as to why Pfizer’s damages should be limited to a reasonable royalty. A trial is scheduled to begin on May 16, 2011. The patent at issue expires in 2017. Were Pfizer ultimately to be successful in its allegation of patent infringement, Teva could be required to pay damages relating to sales of its gabapentin products and be enjoined from selling its gabapentin products until patent expiry. Pursuant to the terms

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of the agreement with Alpharma, were Pfizer to be successful in its allegation of patent infringement against Alpharma, Teva may also be required to indemnify Alpharma against damages related to a portion of the sales of Alpharma’s gabapentin products.

In May 2007, Teva commenced sales of its 2.5mg/10mg, 5mg/10mg, 5mg/20mg, and 10mg/20mg amlodipine besylate/benazepril capsules. Amlodipine besylate/benazepril capsules are the AB-rated generic versions of Novartis’ Lotrel®, which had annual sales of approximately $1.4 billion for the twelve months ended March 2007. In June 2007, the United States District Court for the District of New Jersey denied Novartis’ motion for a preliminary injunction, finding that Novartis was not likely to succeed on its allegations of infringement. The patent at issue expires in 2017. A jury trial is scheduled to begin on November 14, 2011. Were Novartis ultimately to be successful in its allegation of patent infringement, Teva could be required to pay damages related to sales of its amlodipine besylate/benazepril capsules and be enjoined from selling those products until patent expiry.

In June 2007, Teva Canada commenced sales of its 2.5 mg, 5 mg, 7.5 mg, 10 mg and 15 mg olanzapine tablets, which are the generic versions of Eli Lilly’s Zyprexa®. Zyprexa® had annual sales in Canada of approximately $180 million for the twelve months ended May 2007. In June 2007, the Federal Court denied Lilly’s request to prohibit the Minister of Health from issuing Teva Canada’s final regulatory approval. Shortly after the launch by Teva Canada, Lilly filed an action for patent infringement. In October 2009, the patent at issue, which was otherwise set to expire on April 24, 2011, was held by the Federal Court to be invalid. In July 2010, the Federal Court of Appeal set aside the judgment, with two grounds of invalidity being sent back to the Federal Court for reconsideration in accordance with the Court of Appeal’s instructions. The hearing on the two remaining grounds of invalidity took place in January 2011, and judgment has been reserved. On February 10, 2011, the Supreme Court of Canada denied Teva Canada’s application for leave to appeal the decision of the Federal Court of Appeal. Were Lilly ultimately to be successful, Teva Canada could be required to pay damages related to its sales of olanzapine tablets and be enjoined from selling those products until patent expiry.

In December 2007, Teva commenced sales of its 20 mg and 40 mg pantoprazole sodium tablets. Pantoprazole sodium tablets are the AB-rated generic versions of Wyeth’s Protonix®, which had annual sales of approximately $2.5 billion for the twelve months ended September 2007. In September 2007, the United States District Court for the District of New Jersey denied Wyeth/Altana’s motion for a preliminary injunction, finding that Wyeth/Altana was not likely to prevail on the merits as to Teva’s invalidity defense on the compound patent, based on the record before the Court. In May 2009, the Federal Circuit affirmed the District Court’s denial of the preliminary injunction. The patent at issue expired on July 19, 2010, and the innovator has been granted pediatric exclusivity, which expired on January 19, 2011. In April 2010, the jury returned a verdict finding that the patent is not invalid, and in July 2010, the District Court denied Teva’s motion to overturn the verdict. Based on the fact that Teva has defenses remaining at the trial level, including patent misuse, the District Court also denied Wyeth/Altana’s request that Teva’s final approval date be reset to January 2011. On March 3, 2011, the District Court granted Wyeth’s motion to strike the patent misuse defenses, but granted Teva leave to replead, which Teva did on April 1, 2011. Were Teva to prevail on the patent misuse claim, the patent may be rendered unenforceable. The parties are in discovery on the remaining patent and damages issues. In addition, Teva believes that it has substantial grounds for appeal of the District Court’s decision on invalidity and intends to pursue its appeals vigorously. Teva does not believe that an award of damages in this matter is probable. Were Wyeth/Altana ultimately to be successful in its allegation of patent infringement, Teva could be required to pay damages relating to the sale of its pantoprazole sodium tablets.

In January 2011, APP Pharmaceuticals and Teva launched gemcitabine HCl for injection in 200 mg and 1 g single dose vials. Gemcitabine HCl for injection is the generic version of Eli Lilly and Company’s Gemzar®, which had sales of approximately $785 million for the twelve months ended December 2010. In March 2010, the United States District Court for the District of Indiana had ruled that Lilly could not enforce its method of use patent against Teva based on a ruling in a separate case by Lilly against Sun finding Lilly’s patent invalid due to double patenting. Lilly’s appeal of the ruling in Teva’s case was stayed pending the Federal Circuit’s consideration of the appeal in the Sun case. In July 2010, the Federal Circuit affirmed the ruling in the Sun case and in November 2010 denied Lilly’s petition for en banc review of that decision. On January 28, 2011, Lilly filed a petition for certiorari in the Sun case with the United States Supreme Court, and on April 15, 2011, Sun filed an opposition to Lilly’s petition. The method of use patent is otherwise set to expire on November 7, 2012, and pediatric exclusivity on that patent is otherwise set to expire on May 7, 2013. Under the

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agreement between Teva and APP, APP manufactures the gemcitabine products and has a license from Teva to market the product during Teva’s 180-day exclusivity period. In return, Teva receives royalties during the manufacturing term. Were Lilly ultimately to be successful in its allegation of patent infringement, Teva could be required to pay damages relating to APP’s sales of its gemcitabine products and be enjoined from selling gemcitabine products until patent expiry.

***

Teva’s leading innovative product, Copaxone®, from which it derives substantial revenues and which contributes disproportionately to its profits, faces intense patent challenges, as described below. Although Teva believes that Copaxone® has strong patent protection, should its patents be successfully challenged or should there be a launch at risk, Teva may face intense generic competition for Copaxone®, which would adversely affect its results of operations.

In July 2008, Teva learned that Sandoz Inc., the U.S. generic drug division of Novartis AG, in conjunction with Momenta Pharmaceuticals, Inc., had filed an ANDA with the FDA for a generic version of Copaxone® (glatiramer acetate) containing Paragraph IV certifications to each of the patents that Teva has listed in the FDA’s Orange Book for the product. In August 2008, Teva filed a complaint against Sandoz, Inc., Sandoz International GmbH, Novartis AG and Momenta Pharmaceuticals, Inc. in the United States District Court for the Southern District of New York, alleging infringement of four Orange Book patents. The patents, which expire on May 24, 2014, cover the chemical composition of Copaxone®, pharmaceutical compositions containing it and methods of using it. The lawsuit triggered a stay of any FDA approval of the Sandoz ANDA for a period of 30 months. Although the 30-month stay expired in January 2011, Teva has not moved for a preliminary injunction because it does not believe that FDA approval of the Sandoz ANDA is likely in the near future. Sandoz and Momenta filed their answers to Teva’s complaint in November 2008, asserting several affirmative defenses to Teva’s patent infringement claims, including non-infringement, invalidity and unenforceability of the asserted Orange Book patents. The answers also seek declaratory judgments of non-infringement, invalidity and unenforceability with respect to three unasserted Orange Book patents and two non-Orange Book patents. In December 2009, Sandoz filed a motion for summary judgment of invalidity based on indefiniteness, which was denied in September 2010. A claim construction hearing was held in January 2010. This case has been consolidated with the ANDA litigation against Mylan and Natco, and a consolidated trial has been scheduled to begin on September 7, 2011. In December 2009, Teva filed a separate complaint against Sandoz and Momenta alleging infringement of four “marker” non-Orange Book patents, the last of which expires in February 2020. In January 2010, Sandoz moved to dismiss these claims, arguing that their alleged infringing acts were protected under statute and/or not ripe at the current time, and a hearing on the motion was held on January 19, 2011.

In October 2009, after learning that Mylan Laboratories, Inc. had filed an ANDA containing Paragraph IV certifications with the FDA for a generic version of Copaxone®, Teva filed a complaint against Mylan and Natco Pharma Limited in the United States District Court for the Southern District of New York, alleging infringement of each of the seven Orange Book patents. Mylan and Natco’s answers to the complaint also included declaratory judgment claims with respect to two non-Orange Book patents. Discovery concluded at the end of January 2011. In November 2010, Mylan filed a motion for summary judgment of invalidity based on indefiniteness. A hearing on this motion as well as Mylan’s claim construction arguments was held on January 19, 2011. The Mylan litigation has been consolidated with the Sandoz ANDA litigation, and a consolidated trial has been scheduled to begin on September 7, 2011. In September 2010, Teva filed a separate complaint against Mylan and Natco alleging infringement of the four “marker” patents. Mylan has moved to dismiss this complaint.

On March 1, 2011, Generics [UK] Limited initiated a revocation action against a U.K. patent relating to Copaxone®. Generics [UK] Limited has also requested a declaration that a generic glatiramer acetate product meeting certain specifications would not infringe that patent. A case management conference was held on May 6, 2011. A trial date has not been set.

Product Liability Matters

Barr and Duramed have been named as defendants in approximately 6,000 personal injury product liability cases brought against them and other manufacturers by plaintiffs claiming injuries from the use of certain estrogen and

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progestin products. The cases primarily involve medroxyprogesterone acetate (a progestin that has been prescribed to women receiving estrogen-containing hormone therapy), and a much smaller number involve Cenestin® (an estrogen-containing product sometimes prescribed to treat symptoms associated with menopause). A high percentage of the plaintiffs were unable to demonstrate actual use of a Barr or Duramed product. As a result, approximately 5,500 cases have been dismissed, leaving approximately 497 pending. To date, Barr and Duramed products have been identified in 481 of those cases. Additional dismissals are possible. The vast majority of the claims are covered by insurance.

Teva and its subsidiaries have been named as defendants in over 1,500 product liability lawsuits brought against them and other manufacturers, including Watson Laboratories, Inc., by plaintiffs claiming injuries from the use of metoclopramide (the generic form of Reglan®). One of Teva’s subsidiaries has conditionally agreed to indemnify Watson for certain of the claims that have been asserted against it. The claims in such lawsuits include allegations of neurological disorders, including tardive dyskinesia, as a result of ingesting the product. For over twenty years, the FDA-approved label for metoclopramide has contained warning language about the risk of tardive dyskinesia, and that the risk of developing this syndrome increased with duration of treatment and total cumulative dose. In February 2009, the FDA announced that manufacturers of metoclopramide would be required to revise the label, including the addition of a “black box” warning about the risk of tardive dyskinesia from long-term exposure to metoclopramide. The vast majority of the cases are in the very early stages, and it has not yet been determined how many plaintiffs actually used a Teva product. If the plaintiffs cannot demonstrate that they used a Teva product, Teva expects to be dismissed from at least some of those cases. Certain of these claims are currently covered by insurance. On March 30, 2011, the United States Supreme Court heard oral argument in Pliva, Inc. v. Mensing, one of the metoclopramide cases, to determine the question of whether “failure to warn” claims under state law against generic pharmaceutical manufacturers are preempted in whole or in part by federal law. A ruling in favor of federal preemption could reduce Teva’s exposure to damages in the metoclopramide cases and other product liability lawsuits.

Teva Parenteral Medicines, Inc. is a defendant in approximately 200 lawsuits in state court in Las Vegas, Nevada relating to its propofol product. The plaintiffs in these lawsuits claim that they were infected with the hepatitis C virus as a result of the re-use by medical practitioners at a number of commonly owned endoscopy centers of single-patient vials of propofol on more than one patient. The medical practitioners are currently the subject of criminal proceedings relating to their re-use of single patient vials. Teva’s propofol product states in its label that it is for single-patient use only and that aseptic techniques must be followed at all times when using the product. Teva is also named as a defendant in approximately 100 other cases brought on behalf of over 4,000 additional plaintiffs who were patients at these endoscopy centers, but who have not contracted the virus. These plaintiffs allege a cause of action based on the fear of contracting an infectious disease. Almost all of these cases have been consolidated into a single proceeding. In May 2010, the jury in the first trial returned a verdict in favor of plaintiffs for $5.1 million in compensatory damages and awarded $356 million in punitive damages against Teva and $144 million in punitive damages against Baxter, the distributor of the product. The trial judge ordered Teva to post a bond of approximately $580 million (covering both Teva and Baxter’s damages together with estimated post-judgment interest for three years) to stay execution of the judgment pending appeal, and Teva did so in August 2010. Teva filed several post-trial motions, all of which were denied by the trial judge, who entered judgment in September 2010. Teva believes that it has numerous grounds for reversal of the jury verdicts, which have been appealed to the Nevada Supreme Court. Teva does not believe that an award of damages in this matter is probable. Two trials have been stayed pending resolution by the Nevada Supreme Court of evidentiary issues. The argument before the Nevada Supreme Court (en banc) on those issues was held on March 7, 2011. Baxter is seeking indemnification from Teva for the damages awarded by the jury, but Teva believes that the indemnification agreement at issue does not extend to punitive damages. An arbitration on this issue was held in March 2011. On May 4, 2011, the arbitration panel ruled against Teva by a 2-1 vote. This ruling is not yet final.

Competition Matters

In April 2006, Teva and its subsidiary Barr Laboratories were sued, along with Cephalon, Inc., Mylan Laboratories, Inc., Ranbaxy Laboratories Ltd. and Ranbaxy Pharmaceuticals, Inc., in a class action lawsuit filed in the United States District Court for the Eastern District of Pennsylvania. The case alleges generally that the settlement agreements entered into between the different generic pharmaceutical companies and Cephalon, in their respective patent infringement cases involving finished modafinil products (the generic version of Provigil®), were unlawful because the settlement agreements resulted in the exclusion of generic competition. The case seeks unspecified monetary damages, attorneys’ fees and costs.

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The case was brought by King Drug Company of Florence, Inc. on behalf of itself and as a proposed class action on behalf of any other person or entity that purchased Provigil® directly from Cephalon from January 2006 until the alleged unlawful conduct ceases. Similar allegations have been made in a number of additional complaints, including those filed on behalf of proposed classes of direct and indirect purchasers of the product, by an individual indirect purchaser of the product, certain retail chain pharmacies that purchased the product and by Apotex, Inc. The cases seek various forms of injunctive and monetary relief, including treble damages and attorneys’ fees and costs. In February 2008, following an investigation of these matters, the Federal Trade Commission (“FTC”) sued Cephalon, alleging that Cephalon violated Section 5 of the Federal Trade Commission Act, which prohibits unfair or deceptive acts or practices in the marketplace, by unlawfully maintaining a monopoly in the sale of Provigil® and improperly excluding generic competition. The FTC’s complaint did not name Teva or Barr as a defendant. In March 2010, the Court denied defendants’ motions to dismiss the federal antitrust claims and some of the related state law claims. In November 2009, another class action lawsuit with essentially the same allegations was initiated by an independent pharmacy in Tennessee. In May 2010, another independent pharmacy also filed suit in Ohio with the same allegations. Both of these cases have been transferred to the Eastern District of Pennsylvania.

Barr has been named as a co-defendant with Bayer Corporation, The Rugby Group, Inc. and others in approximately 38 class action complaints filed in state and federal courts by direct and indirect purchasers of ciprofloxacin (Cipro®) from 1997 to the present. The complaints allege that a 1997 Bayer-Barr patent litigation settlement agreement was anti-competitive and violated federal antitrust laws and/or state antitrust and consumer protection laws. A prior investigation of this agreement by the Texas Attorney General’s office on behalf of a group of state attorneys general was closed without further action in December 2001. In March 2005, the court in the federal multi-district litigation granted summary judgment in Barr’s favor and dismissed all of the federal actions before it. In November 2007, the Second Circuit transferred the appeal involving the indirect purchaser plaintiffs to the Court of Appeals for the Federal Circuit, while retaining jurisdiction over the appeals of the direct purchaser plaintiffs. In October 2008, the Federal Circuit affirmed the grant of summary judgment in the defendants’ favor on all claims by the indirect purchaser plaintiffs. The plaintiffs’ petition for a panel rehearing and rehearing en banc was denied in December 2008. The plaintiffs filed a petition for certiorari to the United States Supreme Court, which was denied in June 2009. In April 2010, the Second Circuit also affirmed the grant of summary judgment in the defendants’ favor on all claims by the direct purchaser plaintiffs. In May 2010, plaintiffs filed their petition for a rehearing en banc, which was denied in September 2010. Plaintiffs filed a petition for certiorari to the United States Supreme Court, which was denied on March 7, 2011. All but three of the state cases have been dismissed. Following an earlier stay of the California case, the California court granted defendants’ summary judgment motions in August 2009, and directed the entry of final judgment in September 2009. Plaintiffs have appealed this decision. The Kansas action is stayed, and the Florida action is in the very early stages, with no hearings or schedule set to date.

Teva believes that the agreements at issue in the foregoing matters are valid settlements to patent lawsuits and cannot form the basis of an antitrust claim.

Government Reimbursement Investigations and Drug Pricing Litigation

Together with many other pharmaceutical manufacturers, Teva and/or its subsidiaries in the United States, including Teva Pharmaceuticals USA, Inc. (“Teva USA”), Sicor Inc. (“Sicor”), IVAX, and Barr (collectively, the “Teva parties”), are defendants in a number of cases pending in state and federal courts throughout the country that relate generally to drug price reporting by manufacturers. Such price reporting is alleged to have caused governments and others to pay inflated reimbursements for covered drugs. These drug pricing cases, which seek unspecified amounts in money damages, civil penalties, treble damages, punitive damages, attorneys fees, and/or administrative, injunctive, equitable or other relief, are at various stages of litigation.

Additionally, a number of state attorneys general, approximately 47 counties in New York and the City of New York have also filed various actions relating to drug price reporting. The Teva parties (either collectively or individually) have been named in one or more actions in numerous states relating to reimbursements under Medicaid or other programs, including Alaska, Florida, Hawaii, Idaho, Illinois, Iowa, Kansas, Kentucky, Louisiana, Mississippi, Missouri, New York, Oklahoma, South Carolina, Texas, Utah and Wisconsin. In addition to the actions relating to their Medicaid programs, the

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states of Mississippi and South Carolina have brought actions in their state courts on behalf of their state health plans. The Teva parties have reached settlements with the states of Alaska, Florida, Hawaii, Idaho, Kentucky and Texas, as well as the New York litigants, and have reached a settlement in principle with counsel for the state of Iowa. A provision for the cases, including the settlements, was included in the financial statements for the fourth quarter of 2009.

Class actions and other cases have been filed against over two dozen pharmaceutical manufacturers, including Sicor, regarding allegedly inflated reimbursements or payments under Medicare or certain insurance plans. These cases were consolidated under the federal multi-district litigation procedures and are currently pending in the United States District Court for the District of Massachusetts (the “MDL”). In March 2008, the “Track 2” defendants in the MDL, including Sicor, entered into a settlement agreement to resolve the MDL. The court granted preliminary approval of the amended MDL settlement in July 2008, and a hearing for final approval is scheduled for June 2011. A provision for these matters, including Sicor’s share of the MDL settlement payment, was included in the financial statements.

In December 2009, the United States District Court for the District of Massachusetts unsealed a complaint alleging that numerous drug manufacturers, including Teva USA and other subsidiaries, violated the federal False Claims Act in connection with Medicaid reimbursement for certain vitamins, dietary supplements and DESI products that were allegedly ineligible for reimbursement. The Department of Justice declined to join in the matter.

Environmental Matters

Teva’s subsidiaries, including those in the United States and its territories, are parties to a number of proceedings, including some brought pursuant to the Comprehensive Environmental Response, Compensation and Liability Act (commonly known as the Superfund law) or other national, federal, provincial or state and local laws imposing liability for alleged non-compliance with various environmental laws and regulations or for the investigation and remediation of releases of hazardous substances and for natural resource damages. Many of these proceedings seek to require the generators of hazardous wastes disposed of at a third-party owned site, or the party responsible for a release of hazardous substances into the environment that impacted a site, to investigate and clean up the sites or to pay for such activities, for oversight by governmental authorities and the response costs associated with such oversight and for any related damages to natural resources. Teva and/or its subsidiaries have been made a party to these proceedings, along with other potentially responsible parties, as an alleged generator of wastes that were disposed of or treated at third-party waste disposal sites, or as a result of an alleged release from one of Teva’s (or its predecessors’) facilities or former facilities that may have adversely impacted a site.

In many of these cases, the government or private litigants allege that the responsible parties are jointly and severally liable for the investigation and cleanup costs. Although the liability among the responsible parties may be joint and several, these proceedings are frequently resolved so that the allocation of cleanup costs among the parties reflects the relative contributions of the parties to the site conditions and takes into account other pertinent factors. Teva’s potential liability varies greatly at each of the sites in the proceedings; for some sites the costs of the investigation, cleanup and natural resource damages have not yet been determined, and for others Teva’s allocable share of liability has not been determined. At other sites, Teva has been paying a share of the costs, but the amounts have not been, and are not expected to be, material. Teva has taken an active role in identifying those costs, to the extent they are estimable, which do not include reductions for potential recoveries of cleanup costs from insurers, former site owners or operators. In addition, civil proceedings relating to alleged federal and state regulatory violations at some of Teva’s facilities may result in the imposition of significant civil penalties, in amounts not currently determinable, and require that corrective action measures be implemented.

FORWARD-LOOKING STATEMENTS

The following discussion and analysis contains forward-looking statements, which express the current beliefs and expectations of management. Such statements involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to develop and commercialize additional pharmaceutical products, competition from the introduction of competing generic equivalents and the impact of increased governmental pricing pressures, the effects of competition on sales of our innovative products, especially Copaxone® (including competition from innovative orally-administered alternatives, as well as from potential generic equivalents), potential liability for sales of generic products prior to a final resolution of outstanding patent litigation, including that relating to the generic versions of Neurontin®, Lotrel® and Protonix®, the extent to which we may obtain U.S. market exclusivity for certain of our new generic products, the extent to which any manufacturing or quality control problems damage our reputation for high quality production and require costly remediation, our ability to identify, consummate and successfully integrate acquisitions (including the pending acquisition of Cephalon), our ability to achieve expected results through our innovative R&D efforts, dependence on the effectiveness of our patents and other protections for innovative products, intense competition in our specialty pharmaceutical businesses, uncertainties surrounding the legislative and regulatory pathway for the registration and approval of biotechnology-based products, our potential exposure to product liability claims to the extent not covered by insurance, any failures to comply with the complex Medicare and Medicaid reporting and payment obligations, our exposure to currency fluctuations and restrictions as well as credit risks, the effects of reforms in healthcare regulation and pharmaceutical pricing and reimbursement, adverse effects of political or economical instability, major hostilities or acts of terrorism on our significant worldwide operations, increased government scrutiny in both the U.S. and Europe of our agreements with brand companies, interruptions in our supply chain or problems with our information technology systems that adversely affect our complex manufacturing processes, the impact of continuing consolidation of our distributors and customers, the difficulty of complying with U.S. Food and Drug Administration, European Medicines Agency and other regulatory authority requirements, potentially significant impairments of intangible assets and goodwill, potential increases in tax liabilities resulting from challenges to our intercompany arrangements, the termination or expiration of governmental programs or tax benefits, any failure to retain key personnel or to attract additional executive and managerial talent, environmental risks, and other factors that are discussed in our Annual Report on Form 20-F for the year ended December 31, 2010, in this report and in our other filings with the U.S. Securities and Exchange Commission (“SEC”).

Forward-looking statements speak only as of the date on which they are made, and we undertake no obligation to update any forward-looking statements or other information contained in this report, whether as a result of new information, future events or otherwise. You are advised, however, to consult any additional disclosures we make in our reports to the SEC on Form 6-K. Also note that we provide a cautionary discussion of risks and uncertainties under “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2010. These are factors that we believe could cause our actual results to differ materially from expected results. Other factors besides those listed could also adversely affect us. This discussion is provided as permitted by the Private Securities Litigation Reform Act of 1995.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Introduction

We are a global pharmaceutical company that develops, produces and markets generic drugs covering all major treatment categories. We are the leading generic pharmaceutical company in the world, as well as in the U.S., in terms of both total and new prescriptions. We also have a significant and growing branded pharmaceutical product line, including Copaxone® for multiple sclerosis and Azilect® for Parkinson’s disease, respiratory products and women’s health products.

The generic pharmaceutical industry as a whole, and therefore our own operations, are affected by demographic trends such as an aging population and a corresponding increase in healthcare costs, governmental budget constraints and spending decisions of healthcare organizations, as well as broad economic trends. In each of our markets around the globe, governments as well as private insurers are working to control growing healthcare costs, and there is an increasing recognition of the importance of generics in providing access to affordable pharmaceuticals, although these conditions also enhance pressure on generic pricing. In addition, the generic pharmaceutical industry, particularly in the U.S., has been significantly affected by consolidation among managed care providers, large pharmacy chains, wholesaling organizations and other buyer groups. Generic pharmaceutical companies also face intense competition from brand-name pharmaceutical companies seeking to counter generic products. We believe that our broad pipeline and balanced business model, combining generic as well as branded generic, innovative, respiratory, women’s health and biosimilar pharmaceutical products as well as API, coupled with our geographic diversity, are key strategic assets in addressing these trends.

Results of Operations

Comparison of Three Months Ended March 31, 2011 to Three Months Ended March 31, 2010

Highlights

Among the highlights of the first quarter of 2011 were:

•	Net sales reached $4,080 million, an increase of 12%, or $427 million, over the first quarter of 2010;

•

Net income attributable to Teva reached $761 million, an increase of 7%, or $48 million, over the first quarter of 2010. Operating income reached $867 million, an increase of 4%, or $33 million, compared to the first quarter of 2010. Earnings per fully-diluted share reached $0.84, an increase of 6% compared to $0.79 in the first quarter of 2010;

•

Sales grew in our European and International markets compared to the first quarter of 2010: in Europe by $532 million, or 66% and in our International markets by $140 million, or 26%. Sales in North America declined by $245 million, or 11%, due to lower generic sales in the U.S.;

•	Global in-market sales of Copaxone® reached $907 million, an increase of 14% over the comparable quarter of 2010, driven mainly by price increases in the U.S.;

•	Global in-market sales of Azilect® reached a record of $90 million, an increase of 16% compared to the first quarter of 2010, primarily attributable to volume growth in Europe and in the U.S.;

•

The inclusion of certain sales from our joint venture in Japan commencing in January 2011; the consolidation of the results of Laboratoire Theramex commencing in January 2011; the consolidation of Infarmasa’s results commencing in February 2011; and the sale of our pharmacy chain in Peru in February 2011;

•

In February 2011, we paid an aggregate of $814 million in cash and issued approximately 1.2 million shares in connection with the redemption and/or conversion of our 1.75% convertible senior debentures due 2026. In March 2011, we issued $750 million principal amount of senior notes due 2014;

•

The weighted average fully-diluted number of shares declined from 921 million in the first quarter of 2010 to 902 million in the first quarter of 2011 due primarily to the redemption and/or conversion of convertible senior debentures; and

•

Exchange rate differences between the first quarter of 2011 and the comparable quarter of 2010 had a positive impact on sales of approximately $27 million and negligible positive impact on operating income.

Acquisitions and Joint Ventures

Laboratoire Theramex Acquisition

On January 5, 2011, we acquired Laboratoire Theramex for €267 million in cash (approximately $355 million) and certain limited performance-based milestone payments. Theramex offers a wide variety of women’s health products, and expands our women’s health business into important growth markets in Europe and the rest of the world.

Corporación Infarmasa Acquisition

On January 26, 2011, we acquired Corporación Infarmasa, a top ten pharmaceutical company in Peru. Infarmasa’s product offerings significantly enhance our portfolio in the market, especially in the area of antibiotics, where Infarmasa has the leading brand in Peru. As a result of the acquisition, we are now one of the top two pharmaceutical companies in Peru.

Consumer Health Care Partnership with Procter & Gamble

On March 24, 2011, Teva and The Procter & Gamble Company (“P&G”) announced the signing of a master agreement to create a consumer health care partnership that will combine the companies’ over-the-counter pharmaceutical businesses (“OTC”) in all markets outside North America. As part of the partnership, Teva will manufacture products to supply the joint venture’s markets as well as P&G’s existing North American OTC business. The transaction is expected to close in the fall of 2011, subject to the negotiation and execution of definitive documentation and the receipt of required regulatory approvals.

Cephalon Acquisition

On May 1, 2011, we entered into a definitive merger agreement to acquire Cephalon Inc. (“Cephalon”) for approximately $6.8 billion in cash. Cephalon is a global biopharmaceutical company with a strong marketed portfolio and pipeline of branded products. The acquisition will diversify our branded portfolio and is expected to enhance our late-stage innovative pipeline. Subject to regulatory approval and the approval of Cephalon’s stockholders, the transaction is expected to be completed in the third quarter of 2011.

Financial Data

The following table presents certain financial data as a percentage of net sales for the periods indicated and the percentage change for each item as compared to the first quarter of last year.

	Percentage of net sales Three months ended March 31,		Percentage change 2011 from 2010
	2011	2010
	%	%	%
Net sales	100.0	100.0	12
Gross profit	53.6	55.1	9
Research and development expenses—net	5.9	5.7	15
Selling and marketing expenses	20.3	20.6	11
General and administrative expenses	5.4	5.0	21
Legal settlements, acquisition and restructuring expenses and impairment	0.7	0.9	(15)
Purchase of research and development in process	—	0.1	(100)
Operating income	21.3	22.8	4
Financial expenses—net	0.9	0.7	41
Income before income taxes	20.4	22.1	3
Provision for income taxes	1.2	2.3	(42)
Share in losses of associated companies—net	0.4	0.3	88

Net income attributable to non-controlling interests	0.1	*	300
Net income attributable to Teva	18.7	19.5	7

*	Less than 0.05%.

Sales

General

Net sales for the three months ended March 31, 2011 reached $4,080 million, an increase of 12% over the first quarter of 2010. The growth in sales was attributable mainly to the inclusion of ratiopharm’s results, which increased our sales mainly in Europe and Canada, higher Copaxone® sales, the inclusion of certain sales from our joint venture in Japan, Theramex and Infarmasa, and higher sales of API to third parties. The increase in sales was partially offset by lower sales of generics in the U.S., as well as a reduction of sales resulting from the disposition of our pharmacy chain in Peru.

The following table presents net sales by geographic area for the three months ended March 31, 2011 and 2010.

Sales by Geographic Area

	Three months ended March 31,				Percentage change 2011 from 2010
	2011	2010	% of 2011	% of 2010
	U.S. dollars in millions
North America	$2,064	$2,309	51%	63%	(11%)
Europe*	1,344	812	33%	22%	66%
International markets	672	532	16%	15%	26%

Total	$4,080	$3,653	100%	100%	12%

*	All members of the European Union as well as Switzerland and Norway.

Sales by Geographic Area

North America

Sales in North America for the three months ended March 31, 2011 were $2,064 million, a decrease of 11%, or $245 million, from the comparable quarter of 2010. The reduction was mainly attributable to lower sales of generic pharmaceuticals in the U.S., which was partially offset by an increase in sales of Copaxone® and an increase in sales in Canada.

The decrease in sales of generics in the U.S. was primarily the result of the following:

•

the loss of exclusivity and/or increased competition on our generic versions of Mirapex® (pramipexole dihydrochloride), Protonix® (pantoprazole), Lotrel® (amlodipine benazapril), and Yasmin® (drospirenone, which we market as Ocella™);

•	a quota constraint affecting Adderall XR® (mixed amphetamine salts ER);

•

the cessation of our sales of Eloxatin® (oxaliplatin injection) in the second quarter of 2010, pursuant to a settlement agreement with Sanofi-Aventis, and decreases in sales of other generic products; and

•	the loss of sales of certain injectable products manufactured in our Irvine, California facility and a production slowdown at our Jerusalem, Israel facility.

This decrease was partially offset by the sale of Teva’s generic version of Effexor XR® (venlafaxine HCl ER), pursuant to a settlement agreement with Wyeth Pharmaceuticals, and the sale of generic versions of Yaz® (drospirenone and ethinyl estradiol, which we market as Gianvi™), which were not sold in the comparable quarter in the prior year.

Other factors affecting sales in North America include:

•	continued growth in sales of Copaxone® in the U.S., which reached $624 million this quarter, an increase of $111 million, or 22%, over the first quarter of 2010, primarily due to price increases; and

•	an increase of 54% in sales in Canada, primarily due to the inclusion of ratiopharm.

Among the most significant generic products we sold in the U.S. in the first quarter of 2011 were generic versions of Effexor XR® (venlafaxine HCl ER), Pulmicort® (budesonide inhalation), Accutane® (isotretinoin, which we market as Claravis™), Yaz® (drospirenone and ethinyl estradiol, which we market as Gianvi™) and Yasmin® (drospirenone, which we market as Ocella™).

In the first quarter of 2011, we maintained our U.S.-leading market share of pharmaceutical prescriptions, with total prescriptions increasing by over one million to reach 632 million in the twelve months ended March 31, 2011, or 16.0% of total U.S. prescriptions for such period. In the same twelve-month period, our generic prescriptions increased by over four million to reach 604 million, or 20.3% of total U.S. generic prescriptions.

During the first quarter of 2011, we launched three new products in the U.S.: generic versions of Phentermine capsules, Femhrt® (norethindrone acetate and ethinyl estradiol) and Femcon® Fe (norethindrone and ethinyl estradiol tablets, chewable, and ferrous fumerate tablets).

In addition, generic versions of the following fifteen branded products were sold during the first quarter of 2011 in the U.S. that were not sold in the comparable quarter of 2010 (listed in order of launch date): Cozaar® (losartan), Hyzaar® (losartan and hydrochlorothiazide), Flomax® (tamsulosin hydrochloride), Activella® (estradiol and norethindrone acetate), Valtrex® (valacyclovir), Subutex® (buprenorphine sublingual), Yaz® (drospirenone and ethinyl estradiol), Differin® (adapalene gel), Arimidex® (anastrozole), Effexor XR® (venlafaxine ER), Amerge® (naratriptan), Catapres-TTS® (clonidine transdermal), Prozac® WeeklyTM (fluoxetine MR), Diastat® AcuDialTM (diazepam) and Aricept® ODTTM (donepezil).

Below are the abbreviated new drug application (“ANDA”) approvals that we received from the FDA during the first quarter of 2011:

Product	Form		Approval date	Brand name	Annual brand sales $ millions (IMS)*
Oxymorphone	Tablets		February 15, 2011	Opana®	81.0
Olopatadine	Ophthalmic Solution	**	March 8, 2011	Pataday®	215.0
Rabeprazole	DR Tablets	***	March 21, 2011	Aciphex®	1,055.0
Lamivudine	Tablets	**	March 22, 2011	Epivir®	4.0
Ribavirin	Oral Solution	**	March 25, 2011	Rebetol®	0.3

*	For the 12 months ended December 31, 2010.
**	Tentative approval.
***	Originally final; converted to tentative approval.

We expect that our sales in North America will continue to be fueled by our strong U.S. generic pipeline, which, as of April 20, 2011, included 197 product registrations awaiting final FDA approval (including some products through strategic partnerships), 46 of which have received tentative approvals. Collectively, the branded products covered by these applications had U.S. sales of over $120 billion in the twelve months ended December 31, 2010. Of these applications, 130 were “Paragraph IV” applications challenging patents of the branded products. We believe we are the first to file with respect to 80 of these applications, covering branded products that had U.S. sales of more than $52 billion in the twelve months ended December 31, 2010. IMS reported branded product sales are one of the many indicators of the potential future value of a launch, but equally important are the mix and timing of competition, as well as cost-effectiveness. The potential advantages of being the first filer with respect to some of these products may be subject to forfeiture. We take into consideration a variety of legal and commercial factors in determining when to launch an approved product, which may affect the specific launch date.

In Canada, sales increased by 54% in U.S. dollar terms, and by 46% in local currency terms, over the first quarter of 2010. The growth in sales was primarily attributable to the inclusion of ratiopharm’s Canadian sales and an increase in royalties related to certain settlement agreements. As a result of the ratiopharm acquisition, Teva Canada became the leading generic pharmaceutical company in Canada in terms of U.S. dollar sales.

On January 31, 2011, we received a warning letter from the FDA relating to our oral solid dose manufacturing facility in Jerusalem. The letter cites cGMP deficiencies related to laboratory reporting and systems. We believe that we have addressed the FDA’s observations and we are working diligently to resolve any outstanding FDA concerns. The letter does not restrict production or shipment of the products from our facility. However, unless and until we are able to correct outstanding issues to the FDA’s satisfaction, the FDA may withhold approval of pending drug applications listing the Jerusalem facility. The FDA may also withhold permission to export products manufactured at the facility to the U.S. We have submitted a complete response to the warning letter, following the implementation of corrective actions.

In December 2009, the FDA issued a warning letter relating to our Irvine, California injectable products manufacturing facility. We voluntarily ceased production at the facility during the second quarter of 2010, and are executing a remediation plan required by the FDA. In April 2011, we resumed limited manufacturing activity. We expect to increase manufacturing gradually throughout the year. During the first quarter of 2011, we incurred uncapitalized production costs, consulting expenses and write-offs of inventory of approximately $38 million. If we are unable to resume full production and sale of injectable products within the timeframe currently expected, or if we further change our plans as to the scale of operations or products, we will incur additional expenses, and there may be further impairment of tangible and intangible assets. At March 31, 2011, we had approximately $54 million of intangible assets and approximately $235 million of fixed assets and inventory relating to products produced at the Irvine facility. These assets are monitored periodically for impairment.

On July 31, 2009, we entered into a consent decree with the FDA with respect to the operations of Teva Animal Health. As a result of the consent decree, the FDA mandated that all Teva Animal Health products be recalled and all finished goods inventory be destroyed. In October 2010, Teva Animal Health resumed selling certain third party manufactured products. Remediation of the facilities is expected to continue in 2011. At March 31, 2011, we had approximately $65 million of intangible assets and approximately $71 million of fixed assets and API inventory relating to animal health products. The above assets are monitored periodically for impairment.

Europe

Sales in Europe amounted to $1,344 million, an increase of 66% over the first quarter of 2010, primarily due to the inclusion of ratiopharm’s sales, higher sales of generic pharmaceuticals on a pro forma basis (i.e., compared to the combined sales of Teva and ratiopharm in the first quarter of 2010), higher sales of Copaxone®, Azilect®, and APIs and the inclusion of sales of Theramex commencing January 2011.

Highlights for the first quarter of 2011 in our European region include the following:

•

we maintained or increased our market position in the major European countries, including Germany, France, Spain, Italy and the U.K., as a result of the acquisition of ratiopharm and also due to higher sales of generic pharmaceuticals on a pro forma basis;

•	with our January 2011 acquisition of Theramex, we took an important step toward building a strong women’s health product line in Europe; and

•

we recorded higher sales of Copaxone®, partially due to the assumption, in the fourth quarter of 2010, of responsibility from Sanofi-Aventis for sales and marketing of Copaxone® in the U.K., the Czech Republic and Poland. This is the first step in the ongoing transfer of Copaxone from Sanofi-Aventis to Teva in several countries in Europe.

Significant changes in the regulatory system were introduced in Italy in the first quarter of 2011, with reimbursement prices for generic drugs considerably reduced starting in April 2011. In Germany, the price and reimbursement reforms implemented in the second half of 2010 resulted in a decline of sales in the first quarter of 2011 compared to the first quarter of 2010.

During the first quarter of 2011, we received 287 generic drug approvals in Europe relating to 79 compounds in 162 formulations, including four European Medicines Agency (EMA) approvals valid in all EU member states. As of March 31, 2011, we had 3,057 marketing authorization applications pending approval in 30 European countries relating to 286 compounds in 558 formulations, including 10 applications pending with the EMA.

International Markets

Our International markets include all countries other than the U.S., Canada, EU member states, Switzerland and Norway. Our sales in these countries reached an aggregate of $672 million in the first quarter of 2011, an increase of 26% over the first quarter of 2010. The growth in sales was attributable to the higher sales in Latin America, increased sales in Russia, higher API sales to third parties, and increased sales in Israel as well as the positive effect of changes in foreign exchange rates. Sales also benefited from the consolidation of ratiopharm’s results as well as the inclusion of certain sales from our joint venture in Japan and Infarmasa (Peru). The increase was partially offset by the reduction in sales in Peru resulting from the sale of our pharmacy chain as well as a decrease in Copaxone® sales in Russia. In local currencies terms, sales grew by 23%.

Approximately 31% of our sales in International markets were generated in Russia and other Eastern European markets, 27% in Latin America, 23% in Israel, and 19% in Asia and all other markets.

Sales in our International markets in the first quarter of 2011, in comparison to the first quarter of 2010, primarily reflect the following factors:

•

In Latin America, sales grew by 9% in local currency terms, primarily driven by high Copaxone® sales and strong generics sales in Argentina, as well as the inclusion, commencing February 2011, of Infarmasa sales in Peru. The increase was partially offset by a reduction in sales as a result of the sale of our pharmacy chain in Peru in February 2011.

•

Our sales in Eastern Europe grew by 26% in local currency terms. The growth is mainly attributed to the growth, in local currency terms, in sales of generics in Russia, with strong performances in all product lines, including over-the-counter, branded generics and hospital sales, as well as high growth in other Commonwealth of Independent States countries (CIS), mainly Ukraine and Kazakhstan. The increase was partially offset by lower Copaxone® sales in Russia.

•	In Israel, sales grew by 6% in local currency terms, primarily driven by sales of generic pharmaceuticals and medical products as well as sales of products for which we act as distributor.

•	Sales in Asia in the first quarter of 2011 increased compared to the first quarter of 2010 primarily due to the inclusion of certain sales from our joint venture in Japan in the first quarter of 2011.

Sales by Product Line

The following table presents a breakdown of net sales by product line for the three months ended March 31, 2011 and 2010.

Sales by Product Line

	Three months ended March 31,				Percentage change 2011 from 2010
	2011	2010	% of 2011	% of 2010
	U.S. dollars in millions
Generics and other*	$2,630	$2,448	64%	67%	7%
Innovative products	904	769	22%	21%	18%
Specialty respiratory products	229	193	6%	5%	19%
Active pharmaceutical ingredients	184	139	4%	4%	32%
Women’s health products	103	79	3%	2%	30%
Biosimilars	30	25	1%	1%	20%

Total	$4,080	$3,653	100%	100%	12%

*	“Other” includes nonpromoted branded products, medical devices, over-the-counter products, distributed products and animal health products.

Generics and Other

Sales of generics and other products grew by $182 million, or 7%, in the first quarter of 2011 over the first quarter of 2010.

Our largest market for generics is the U.S., accounting for approximately 36% of total sales of generics and other products in the first quarter of 2011, or $952 million. Sales of generics in the U.S. declined by approximately $442 million, or 32%, from the first quarter of 2010. U.S. sales included approximately $252 million of products sold in the first quarter of 2011 that were not sold in the first quarter of 2010, as discussed above under “Sales by Geographic Area — North America”. Sales of new products were offset by declines in sales of previously-launched products, primarily those where we had exclusive or semi-exclusive rights in the first quarter of 2010, such as the generic versions of Mirapex® (pramipexole dihydrochloride tables), Protonix® (pantoprazole), Lotrel® (amlodipine benazapril) and Yasmin® (drospirenone, marketed as Ocella™), as well as the loss of sales of certain injectable products manufactured in our Irvine, California facility and a production slowdown at our Jerusalem facility. In addition, sales of Adderall XR® (mixed amphetamine salts ER) declined due to a quota constraint. Furthermore, sales of our generic version of Eloxatin® (oxaliplatin injection) ceased in the second quarter of 2010 pursuant to a settlement agreement with Sanofi-Aventis.

Generics and other products from non-U.S. markets grew by $624 million, or 59%, in the first quarter of 2011 over the comparable period in 2010. The growth primarily reflected the inclusion of ratiopharm’s sales, the first time consolidation of certain sales from our joint venture in Japan, the addition of Infarmasa’s sales, as well as an exchange rate impact of approximately $22 million. The increase was partially offset by the loss of sales of our pharmacy chain operation in Peru following its sale in February 2011. In local currency terms, sales of generics and other products from non-U.S. markets grew approximately by 57%.

Innovative Products

Teva’s sales of Copaxone® and Azilect® amounted to $904 million this quarter, an increase of 18% over the first quarter of 2010. Total global in-market sales of Copaxone® and Azilect® in the quarter were $997 million, an increase of 14% over the comparable quarter of 2010.

Copaxone®. In the first quarter of 2011, Copaxone® (glatiramer acetate) continued to be the leading multiple sclerosis therapy in the U.S. and globally. During the first quarter of 2011, global in-market sales of Copaxone® reached $907 million, an increase of 14% over the comparable quarter of 2010. U.S. sales increased by 22% to $624 million as a result of price increases in 2010 and 2011 as well as volume growth. In-market sales of Copaxone® outside the U.S. totaled $283 million, the same as first quarter of 2010. Unit growth in several European and Latin American markets, including the U.K., Italy, Spain, Brazil and Mexico, was offset by price decreases in Germany and other markets. U.S. in-market sales accounted for 69% of global Copaxone® sales in first quarter of 2011 compared with 64% in first quarter of 2010.

Copaxone® reached a global market share among multiple sclerosis treatments of approximately 31% (in U.S. dollar terms). According to March 2011 IMS data, Copaxone® reached a market share in the U.S. in terms of total prescriptions of 40.5%. In new prescription terms, market share was 37.8%.

Azilect®. Our once-daily treatment for Parkinson’s disease, Azilect® (rasagiline tablets), continued to establish itself in the U.S. and Europe. Global in-market sales in the quarter reached $90 million compared to $77 million in the first quarter of 2010, an increase of 16%, primarily attributable to volume growth in Europe (mainly in France, Germany and Slovakia) and in the U.S. According to March 2011 IMS data for the U.S. market, Azilect® reached a market share of 4.8% in terms of total prescriptions. In new prescription terms, market share was 4.7%.

Specialty Respiratory Products

Our global respiratory products had sales of $229 million in the first quarter of 2011, an increase of 19% compared to $193 million in the first quarter of 2010, primarily driven by higher sales in Europe, as a result of the inclusion of ratiopharm’s sales, as well as an increase in Qvar® sales. These figures do not include revenues attributable to respiratory products that are sold in the U.S. as generic drugs (e.g., budesonide). Sales in the U.S. reached $127 million, a 2% increase over the comparable quarter in the prior year. ProAir™ maintained its leadership in the short-acting beta agonist (SABA) market in the U.S., with an average market share of 49.5% during the quarter. Sales of Qvar® reached an average share of 21.6% of all inhaled corticosteroids during this quarter, continuing its second-place position in terms of new and total prescriptions.

Respiratory sales outside the U.S. totaled $102 million, an increase of 48% over the comparable quarter of 2010, primarily as a result of higher sales in Germany and the U.K.

Active Pharmaceutical Ingredients (API)

API sales to third parties amounted to $184 million this quarter, an increase of 32% from the first quarter of 2010. This growth occurred in all of Teva’s major geographical markets and is largely attributable to increased demand from existing customers, including several new product launches. The growth was also attributable to strong sales in some of our newer markets in Asia and Central and Eastern Europe.

Women’s Health Products

Our global women’s health products had sales of $103 million in the first quarter of 2011, an increase of 30% compared to $79 million in the first quarter of 2010, primarily driven by the inclusion of the sales of Theramex products in Europe, which were partially offset by lower sales in the U.S. of Seasonique®, ParaGard® and Plan B One-Step®. These figures do not include revenues attributable to products that are sold in the U.S. as generic drugs (e.g., drospirenone and ethinyl estradiol, which we market as Gianvi™).

Biosimilars

During the first quarter of 2011, sales of biosimilar pharmaceuticals reached $30 million, as compared with $25 million in the comparable quarter of 2010. Most of our sales of biosimilars were generated in our European and International markets. We currently sell human growth hormone in the U.S. and granulocyte colony stimulating factor (GCSF) and epoetin theta in most countries in Europe.

Other Income Statement Line Items

Gross Profit

In the first quarter of 2011, gross profit amounted to $2,188 million, an increase of 9%, or $175 million, compared to the first quarter of 2010. The net increase in gross profit was a result of higher sales in the quarter, partially offset by costs related to regulatory actions taken in facilities, higher charges related to amortization of purchased intangible assets as the amortization of ratiopharm’s intangible assets commenced in the first quarter of 2011 as well as inventory step-up recorded this quarter in connection with the Theramex and Infarmasa acquisitions.

The decrease in gross margin from 55.1% to 53.6% primarily reflects the product mix in the U.S., which included a decrease in number of high margin products such as generic versions of Mirapex® (pramipexole dihydrochloride), Adderall XR® (mixed amphetamine salts ER), Protonix® (pantoprazole) and Lotrel® (amlodipine benazapril), as well as the factors described above. All of these preceding factors were partially offset by an increase in sales of our higher-margin innovative products, Copaxone® and Azilect®.

Exchange rate differences between the first quarter of 2011 and the comparable quarter of 2010 resulted in a negligible impact on gross margin.

Research and Development (R&D) Expenses

Net R&D spending for the quarter totaled $239 million, an increase of 15% over the comparable quarter in 2010. As a percentage of sales, R&D spending was 5.9% in the first quarter of 2011, compared to 5.7% in the first quarter of 2010. This increase was driven by growth in branded R&D expenditures (mainly for our biosimilar, innovative and respiratory pipelines), as well as by the inclusion of ratiopharm’s R&D expenditures in the quarter. Approximately 45% of our R&D expenditures was for generic R&D, and the remainder was for our innovative products, respiratory products, women’s health products and biosimilar products.

A portion of our R&D activities is conducted through joint ventures, primarily the Teva-Lonza and the Teva-Kowa joint ventures. Our share in R&D expenses of these joint ventures is reflected in the income statement under “share in losses of associated companies—net.”

Selling and Marketing Expenses

Selling and marketing expenses in the first quarter of 2011 amounted to $832 million, an increase of 11% over the first quarter of 2010. As a percentage of sales, selling and marketing expenses decreased to 20.3% for the first quarter of 2011 from 20.6% in the first quarter of 2010.

The increase in dollar terms was primarily due to the consolidation of ratiopharm’s results and Theramex’s results, as well as higher royalty payments made on generic products in the U.S. (mainly on our generic versions of Effexor XR®, Yaz® and Pulmicort®). The increase was partially offset by the termination of the payment obligation to Sanofi-Aventis in the U.S. and Canada, as described below.

In April 2008, we assumed the distribution of Copaxone® in the U.S. and Canada from our former partner, Sanofi-Aventis. Under the terms of our agreements with Sanofi-Aventis, we were required to pay Sanofi-Aventis 25% of the in-market sales of Copaxone® in the U.S. and Canada through March 31, 2010, which we recorded as a selling and marketing expense. Accordingly, the first quarter of 2010 was the last quarter in which we recorded such payments to Sanofi-Aventis.

Teva has an additional agreement with Sanofi-Aventis for the marketing of Copaxone® in Europe and other markets. Copaxone® is co-promoted with Sanofi-Aventis in Germany, France, Spain, the Netherlands and Belgium, and is marketed solely by Sanofi-Aventis in certain other European markets, Australia and New Zealand. In 2010, we assumed the distribution and marketing responsibilities for Copaxone® in the U.K., the Czech Republic and Poland. By 2012, we expect to assume the marketing responsibilities for Copaxone® in all European countries. Upon termination, Sanofi-Aventis will be entitled to an agreed-upon termination consideration of 6% of the in-market sales of Copaxone® in the applicable countries for an additional two-year period. Although we expect to record higher revenues as a result of this change, we will also become responsible for certain marketing and administrative expenses, which will no longer be shared with Sanofi-Aventis.

General and Administrative (G&A) Expenses

G&A expenses were $221 million in the first quarter of 2011, representing 5.4% of sales, as compared to $182 million and 5.0% of sales in the first quarter of 2010. The increase in G&A expenses resulted primarily from the inclusion of ratiopharm, partially offset by gain from the sale of our Peruvian pharmacy chain.

Legal Settlements, Acquisition and Restructuring Expenses and Impairment

Legal settlements, acquisition and restructuring expenses and impairment resulted in expense of $29 million in the first quarter of 2011, as compared to $34 million in expenses in the first quarter of 2010. See Note 13 to the Condensed Consolidated Financial Statements.

Operating Income

Operating income reached $867 million in the first quarter of 2011, compared to $834 million in the first quarter of 2010. As a percentage of sales, operating margin was 21.3% compared to 22.8% in the first quarter of 2010.

The increase in operating income was mainly a result of higher sales, the termination of our obligation to pay royalties to Sanofi-Aventis on sales of Copaxone® in the U.S. and Canada, and income from legal settlements (as compared to the legal expenses recorded in the first quarter of 2010). The increase in operating income was partially offset by higher restructuring expenses, higher charges related to amortization of purchased intangible assets and higher other operating expenses. The decrease in operating margin primarily reflects the product mix in the U.S. as described under the gross profit section.

Financial Expenses

Net financial expenses for the first quarter of 2011 amounted to $38 million, compared with $27 million during the first quarter of 2010.

The increase primarily reflected higher interest expenses in the quarter resulting from the issuance of debt to finance the ratiopharm acquisition and income from hedging activity in the comparable quarter of 2010, and was partially offset by income this quarter from the sale of securities.

Tax Rate

The provision for taxes for the first quarter of 2011 amounted to $49 million, or 6% of pre-tax income of $829 million, as compared with $85 million, or 11% of pre-tax income of $807 million in the comparable quarter of 2010. The tax rate is determined by using an estimated annual tax rate of 6% for 2011 as compared with an annual tax rate of 8% in 2010. The exceptionally low effective tax rate estimated for 2011 is primarily the result of the geographical mix and type of products expected to be sold during 2011 as compared to 2010. We estimate the tax rate in future years to be higher.

Net Income and Share Count

Net income attributable to Teva for the first quarter of 2011 amounted to $761 million, compared to net income attributable to Teva of $713 million in the first quarter of 2010. This increase is due to the factors previously discussed, including the increase in sales and the termination of the obligation to Sanofi-Aventis relating to sales of Copaxone® in the U.S. and Canada. These factors were partially offset by higher charges related to amortization of ratiopharm’s purchased intangible assets, which commenced in the first quarter of 2011, and higher operating expenses, as well as higher financial expenses in the first quarter of 2011. Net income attributable to Teva as a percentage of sales was 18.7% in the first quarter of 2011, compared to 19.5% in the first quarter of 2010. Diluted earnings per share were $0.84 for the first quarter of 2011, compared to $0.79 for the first quarter of 2010.

Net income attributable to Teva, used for computing diluted earnings per share, is calculated after adding back interest expenses on convertible senior debentures and issuance costs (net of tax benefits) of $11 million for the three months ended March 31, 2010.

In February 2011, the approximately $814 million principal amount outstanding of our1.75% convertible senior debentures due 2026 were converted or redeemed. As a result, in accordance with the terms of the debentures, we paid an aggregate of $814 million in cash and issued approximately 1.2 million ADSs. This reduced the total number of fully diluted shares by approximately 15.1 million.

In addition, during the quarter share repurchases totaled approximately 7.9 million shares for an aggregate purchase price of $400 million. An additional 1.9 million shares were purchased in the fourth quarter of 2010 for $99 million. Overall Teva repurchased 9.8 million shares for an amount equal to $499 million reflecting an average price of $50.54 per share out of a total repurchase plan of up to $1 billion authorized in December 2010 over the following 12 months.

For the first quarter of 2011, the weighted average fully diluted share count was 902 million, as compared to 921 million for the first quarter of 2010, due to the redemption and/or conversion of convertible senior debentures and share repurchases described above.

Supplemental Non-GAAP Income Data

The tables below present supplemental data, in U.S. dollar terms, as a percentage of sales and the change by item as a percentage of the amount for the comparable period, which we believe facilitates an understanding of the factors affecting our business.

In these tables, we exclude the items listed below in the respective time periods:

	Three months ended March 31,
	2011	2010
	U.S. dollars in millions
Amortization of purchased intangible assets	158	130
Costs related to regulatory actions taken in facilities	50	—
Restructuring expenses	21	2
Impairment of long-lived assets	11	—
Inventory step-up	10	—
Expense (income) in connection with legal settlements	(4)	17
Acquisition expenses	1	15
Purchase of research and development in process	—	4
Net of corresponding tax benefit	(72)	(51)

The data so presented — after these exclusions — are the results used by management and our board of directors to evaluate our operational performance, to compare against work plans and budgets, and ultimately to evaluate the performance of management. For example, each year we prepare detailed work plans for the next three succeeding fiscal years. These work plans are used to manage the business and are the plans against which management’s performance is measured. All such plans are prepared on a basis comparable to the presentation below, in that none of the plans take into account those elements that are factored out in our non-GAAP presentations. In addition, at quarterly meetings of the Board at which management provides financial updates to the Board, presentations are made comparing the current fiscal quarterly results against: (a) the comparable quarter of the prior year, (b) the immediately preceding fiscal quarter and (c) the work plan. Such presentations are based upon the non-GAAP approach reflected in the table below. Moreover, while there are always qualitative factors and elements of judgment involved in the granting of annual cash bonuses, the principal quantitative element in the determination of such bonuses is performance targets tied to the work plan, and thus tied to the same non-GAAP presentation as is set forth below.

In arriving at our non-GAAP presentation, we have in the past factored out items, and would expect in the future to continue to factor out items, that either have a non-recurring impact on the income statement or which, in the judgment of our management, are items that, either as a result of their nature or size, could, were they not singled out, potentially cause investors to extrapolate future performance from an improper base. While not all inclusive, examples of these items include: legal settlements, including principally settlements in connection with intellectual property lawsuits, purchase accounting adjustments related to acquisitions, including adjustments for write-offs of R&D in-process, amortization of intangible assets and inventory “step-ups” following acquisitions; restructuring expenses related to efforts to rationalize and integrate operations on a global basis; material tax and other awards or settlements—both in terms of amounts paid or amounts received; impairment charges related to intangible and other assets such as intellectual property, product rights or goodwill; the income tax effects of the foregoing types of items when they occur; and costs related to regulatory actions taken at our facilities (such as uncapitalized production costs, consulting expenses or write-offs of inventory related to remediation). Included in restructuring expenses are severance, shut down costs, contract termination costs and other costs that we believe are sufficiently large that their exclusion is important to understanding trends in our financial results.

These data are non-GAAP financial measures and should not be considered replacements for GAAP results. We provide such non-GAAP data because management believes that such data provide useful information to investors. However, investors are cautioned that, unlike financial measures prepared in accordance with GAAP, non-GAAP measures may not be comparable with the calculation of similar measures for other companies. These non-GAAP financial measures are presented solely to permit investors to more fully understand how management assesses our performance. The limitations of using these non-GAAP financial measures as performance measures are that they provide a view of our results of operations without including all events during a period, such as the effects of acquisition, merger-related, restructuring and other charges, and may not provide a comparable view of our performance to other companies in the pharmaceutical industry.

Investors should consider non-GAAP financial measures in addition to, and not as replacements for, or superior to, measures of financial performance prepared in accordance with GAAP.

Supplemental Non-GAAP Income Data

	Three months ended March 31,		Percentage of Net Sales Three months ended March 31,		Percentage change 2011 from 2010
	2011	2010	2011	2010
	U.S. dollars and shares in millions (except per share amounts)%			%	%
Net sales	4,080	3,653	100.0	100.0	12
Gross profit	2,399	2,135	58.8	58.4	12
Operating income	1,114	1,002	27.3	27.4	11
Income before income taxes	1,076	975	26.4	26.7	10
Provision for income taxes	121	136	3.0	3.7	(11)
Net income attributable to Teva	936	830	22.9	22.7	13
Earnings per share attributable to Teva - Diluted	1.04	0.91			14
Weighted average number of shares - Diluted	902	921

Reconciliation between reported Net Income attributable to Teva and Earnings per share as reported under US GAAP to Non-GAAP Net Income attributable to Teva and Earnings per share

	Three months ended March 31,
	2011			2010
	U.S. dollars in millions
	(except per share amounts)
Reported net income and diluted earnings per share, attributable to Teva	$761	$0.84		$713	$0.79
Amortization of purchased intangible assets - under cost of sales	151	0.17		122	0.13
Costs related to regulatory actions taken in facilities - under cost of sales	50	0.06		—	—
Inventory step-up	10	0.01		—	—
Amortization of purchased intangible assets - under selling and marketing expenses	7	0.01		8	0.01
Purchase of research and development in process	—	—		4	*
Restructuring expenses	21	0.02		2	*
Impairment of long-lived assets	11	0.01		—	—
Legal settlements expense (income)	(4)	(*	)	17	0.02
Acquisition expenses	1	*		15	0.02

Legal settlements, acquisitions and restructuring expenses and impairment	29	0.03		34	0.04
Related tax effect	(72)	(0.08)		(51)	(0.06)

Non-GAAP net income and diluted earnings per share, attributable to Teva	$936	$1.04		$830	$0.91

Add-back for diluted earnings per share calculation:
Reported ($)	—			11
Non-GAAP ($)	—			11
Non-GAAP effective tax rate	11%			14%

*	Represents an amount of less than $0.005.

Non-GAAP Effective Tax Rate

The provision for non-GAAP taxes for the first three months of 2011 amounted to $121 million, or 11% of pre-tax non-GAAP income of $1,076 million. The provision for taxes in the comparable period of 2010 was $136 million, or 14% on pre-tax income of $975 million. The non-GAAP tax rate for the first three months of 2011 reflects our estimated annual non-GAAP tax rate for 2011 of 11% as compared to an annual non-GAAP tax rate of 13% in 2010. The exceptionally low expected annual effective tax rate for 2011, as compared to the annual non-GAAP tax rate in 2010 and to our estimate for future years, is primarily the result of expected changes in the geographic mix and type of products to be sold in 2011.

Critical Accounting Policies

The preparation of our consolidated financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions in certain circumstances that affect the amounts reported in the accompanying consolidated financial statements and related footnotes. Actual results may differ from these estimates. To facilitate the understanding of our business activities, certain accounting policies that are important to the presentation of our financial condition and results of operations and that require management’s subjective judgments are described in our Annual Report on Form 20-F for the year ended December 31, 2010. We base our judgments on our experience and various assumptions that we believe to be reasonable under the circumstances. The most significant estimates that we make on an ongoing basis relate to revenue recognition, sales reserves and allowances, income taxes, contingencies, inventories and valuation of intangible assets, marketable securities and long-lived assets, including reassessment of useful lives. Please refer to Note 1 to the Consolidated Financial Statements included in our Annual Report on Form 20-F for the year ended December 31, 2010 for a summary of all significant accounting policies.

Recently Adopted and Issued Accounting Pronouncements

See the Notes to the Condensed Consolidated Financial Statements included in this report.

Impact of Currency Fluctuations and Inflation

Because our results are reported in U.S. dollars, changes in the rates of exchange between the U.S. dollar and the local currencies in the markets in which we operate (primarily the euro, new Israeli shekel, Russian ruble, Canadian dollar, British pound sterling, Hungarian forint, and the Japanese yen) affect our results.

When compared with the first quarter of 2010, certain currencies relevant to our operations increased in value against the U.S. dollar: the new Israeli shekel by 4%, the Russian ruble by 2%, the Canadian dollar by 6% and the British pound sterling by 3%. These were partially offset by a decrease in the value of certain other currencies: the euro by 1%, the Hungarian forint by 3% and the Argentinean peso by 4%. All comparisons are on a quarterly average to quarterly average basis.

As a result, exchange rate movements during the first quarter of 2011 as compared to the first quarter of 2010 positively affected overall sales by approximately $27 million. We also recorded higher expenses due to these currency fluctuations and, as a result, changes in exchange rates had a negligible positive impact on our operating income.

Liquidity and Capital Resources

Total assets amounted to $39.3 billion at March 31, 2011, compared to $38.2 billion at December 31, 2010. The increase is mainly due to the acquisition of Theramex and Infarmasa and the positive effect on assets of currency translation, partially offset by a decrease in cash which was utilized for the acquisitions and debt reduction.

Our working capital balance, which includes accounts receivable, inventories and other current assets net of sales, reserves and allowances (“SR&A”), accounts payable and other current liabilities, amounted to $4.3 billion at March 31, 2011, compared to $3.8 billion at December 31, 2010.

Inventory balances amounted to $4.2 billion, compared with $3.9 billion at December 31, 2010. The increase reflects the consolidation of Theramex’s and Infarmasa’s inventory and the positive effect of currency translation. The ratio of inventory days at March 31, 2011 increased to 195 compared to 180 at December 31, 2010.

Accounts receivable, net of SR&A, decreased by $77 million during the quarter to $2.0 billion, primarily as a result of lower level of sales compared to the fourth quarter of 2010 which was partially offset by the effect of the exchange rates. Days sales outstanding (receivables) (“DSO”), net of SR&A, increased from 41 days at December 31, 2010 to 46 days at March 31, 2011 due to the lower level of sales and collections compared to the fourth quarter of 2010. Although we record receivables on a gross basis, and record substantially all of SR&A as a liability, we have used a net figure for the calculation of DSO in order to facilitate a more meaningful comparison with some of our peers, which record receivables net of these reserves.

Accounts payable and accrual days increased from 66 days at December 31, 2010 to 69 days at March 31, 2011. Accounts payable and accrual days are calculated based on total operating expenses excluding non-recurring items.

Investment in property, plant and equipment in the first quarter of 2011 was $234 million, compared to $165 million in the comparable quarter last year and $710 million for all of 2010. Depreciation amounted to $108 million in the first quarter of 2011, as compared to $105 million in the comparable quarter of 2010.

Cash and cash equivalents and short-term and long-term investments decreased by $0.5 billion to $1.1 billion, reflecting the cash paid for Theramex and Infarmasa, the repurchase of Teva shares and the reduction in debt during the first quarter of 2011. The decrease in cash was partially offset by cash generated during the first quarter of 2011.

In February 2011, we elected to exercise our right to redeem our outstanding 1.75% convertible senior debentures due 2026. As a result of the conversion and/or redemption of these debentures, we paid an aggregate of $814 million in cash and issued approximately 1.2 million shares.

During the first quarter of 2011, we repaid $320 million of existing bank debt.

In March 2011, we issued $750 million principal amount of senior notes due 2014 and used the proceeds to repay short-term debt, including short-term debt outstanding under unsecured credit facilities. We concurrently entered into interest rate swap agreements with respect to the $250 million principal amount of fixed-rate notes issued. As a result of this transaction, we are paying an effective interest rate of three months LIBOR plus an average 0.39% on the $250 million principal amount instead of the stated 1.70% fixed rate.

The portion of total debt classified as short term decreased from 40% to 28% mainly as a result of the redemption and/or conversion of the 1.75% convertible senior debentures due 2026 and the issuance of the senior notes due 2014 during the first quarter of 2011 described above.

In January 2011, we entered into a new three-year $1.5 billion unsecured syndicated credit facility, which replaced the separate bilateral revolving credit agreements for an aggregate of $1.1 billion that we had entered into during 2009 and early 2010. At March 31, 2011, $150 million was outstanding under this new facility.

In addition to financing obligations as reflected by short-term debt and long-term senior notes and loans, debentures and convertible debentures, our major contractual obligations and commercial commitments include leases, royalty payments and participation in joint ventures associated with research and development activities.

We are committed to pay royalties to owners of know-how, partners in alliances and certain other arrangements and to parties that financed research and development, at a wide range of rates as a percentage of sales of certain products, as defined in the agreements. In some cases, the royalty period is not defined; in other cases, royalties will be paid over various periods not exceeding 20 years, commencing on the date of the first royalty payment.

In connection with certain development, supply and marketing, and research and collaboration or services agreements, we are required to indemnify, in unspecified amounts, the parties to such agreements against third-party claims relating to (1) infringement or violation of intellectual properly or other rights of such third party; or (2) damages to users of the related products. Except as described in note 12 to our financial statements as of December 31, 2010, we are not aware of any material pending action that may result in the counterparties to these agreements claiming such indemnification.

Certain of our loan agreements and debentures contain restrictive covenants, mainly the requirement to maintain certain financial ratios. We currently meet all applicable financial ratios.

Our principal sources of short-term liquidity are our existing cash investments, liquid securities, and available credit facilities, primarily our recent $1.5 billion syndicated revolving line of credit, as well as internally generated funds. We intend to finance the Cephalon aquisition through cash on hand, lines of credit and the public debt market. Our cash on hand is generally invested in bank deposits as well as liquid securities that bear fixed and floating rates.

Shareholders’ equity was $23.1 billion at March 31, 2011, compared to $22.0 billion at December 31, 2010. The increase resulted primarily from $0.9 billion in positive translation differences as a result of the decrease in value of the U.S. dollar relative to most of the major currencies during the first quarter of 2011 and net income attributable to Teva for the quarter of $0.8 billion. The increase was partially offset by $0.4 billion used to repurchase Teva shares and dividend payments of $0.2 billion. As a result of the decrease in total debt and the increase in shareholders’ equity, our financial leverage ratio decreased from approximately 24% at December 31, 2010 to approximately 23% at March 31, 2011.

For purposes of calculating our market capitalization at March 31, 2011, we used approximately 893 million shares. Such number represents ordinary shares outstanding on such date less shares held by subsidiaries.

Cash flow generated from operating activities during the first quarter of 2011 amounted to $900 million, as compared with $886 million in the first quarter of 2010. The increase in cash flow resulted mainly from higher net income.

Cash flow generated from operating activities, net of cash used for capital investments and dividends paid, in the first quarter of 2011 amounted to $513 million, $44 million lower than in the first quarter of 2010. The decrease resulted mainly from higher dividend payments (an additional $38 million paid compared to the first quarter of 2010) and higher capital expenses net of sales of assets and companies which was partially offset by higher cash flow generated from operating activities.

RISK FACTORS

Except as set forth below, there are no material changes to the risk factors previously disclosed in our Annual Report on Form 20-F for the year ended December 31, 2010.

The closing of the pending acquisition of Cephalon remains subject to various conditions and, even if consummated, we may not achieve the anticipated benefits of the transaction.

On May 1, 2011, we entered into a definitive merger agreement to acquire Cephalon, Inc. for approximately $6.8 billion in cash. Closing of the transaction remains subject to various conditions, including antitrust approvals (which may require divestitures of certain products), approval of Cephalon’s stockholders and other customary conditions. Although we expect the transaction to close in the third quarter of 2011, there can be no assurance that such conditions will be met in that timeframe, or at all. In addition, even if the transaction is consummated, there can be no assurance that Teva will be able to successfully integrate Cephalon’s operations or achieve expected synergies and other anticipated benefits of the merger. The integration process could result in diversion of our management’s attention, the disruption of our ongoing business and the loss of key employees or customers.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Reference is made to “Quantitative and Qualitative Disclosures About Market Risk” (Item 11) in our Annual Report on Form 20-F for the year ended December 31, 2010.

LEGAL PROCEEDINGS

We are subject to various litigation and other legal proceedings. For a discussion of certain of these matters that we deem to be material to Teva, see “Contingencies,” Note 14 to the consolidated financial statements included in this report.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on our behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Registrant)

Date: May 11, 2011	By:	/S/ EYAL DESHEH
	Name:	Eyal Desheh
	Title:	Chief Financial Officer